Exhibit 99.1

WI-LAN INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2011

MARCH 9, 2012

Table of Contents

Forward-Looking and Other Statements	3
General Matters	3

1. Corporate Structure	4
2. General Development of the Business	4
Summary	4
3 Year History: Fiscal 2009 (November 1, 2008 to December 31, 2009)	5
3 Year History: Fiscal 2010 (January 1, 2010 to December 31, 2010)	6
3 Year History: Fiscal 2011 (January 1, 2011 to March 8, 2012)	7
3. Description of the Business	9
Principal Markets	9
Business Operations	11
Employees and Head Office	14
Risk Factors	14
4. Dividends	25
5. Capital Structure	26
Common Shares	26
Special Preferred Shares	26
Preferred Shares	26
Debentures	27
Shareholder Rights Plan	27
6. Market for Securities	27
Trading Price and Volume of Common Shares	27
Trading Price and Volume of Debentures	28
7. Directors and Officers	28
Directors	28
Executive Officers	29
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	31
8. Audit Committee Information	31
Audit Committee Charter	31
Composition	31
Education and Experience	32
Pre-approval of Non-audit Services	32
9. Legal Proceedings	33
10. Interests in Material Transactions	35
11. Transfer Agent and Registrar	35
12. Material Contracts	36
13. Interests of Experts	36
14. Additional Information	36

Appendix “A” – Wi-LAN Inc. - Audit Committee Mandate	37

Forward-Looking and Other Statements

All statements, other than statements of historical facts, included in this Annual Information Form regarding the strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of Wi-LAN Inc. (“WiLAN” or the “Company”) and its management are forward-looking statements. When used herein, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. WiLAN cannot guarantee that the Company will actually achieve the plans, intentions or expectations disclosed in any of these forward-looking statements or statements of “belief” and undue reliance should not be placed on any such forward-looking statements or statements of “belief”.

All forward-looking statements and statements of “belief” contained in this Annual Information Form are subject to known and unknown risks, uncertainties, assumptions and other factors outside of management’s control that could cause WiLAN’s actual results to differ materially from those indicated or implied by forward-looking statements or statements of “belief”, including the factors discussed under “Risk Factors” and in other sections of this Annual Information Form. These factors and the other cautionary statements made in this Annual Information Form should be read as being applicable to all related forward-looking statements and statements of “belief” wherever they appear in this Annual Information Form.

Any forward-looking statements and statements of “belief” represent the Company’s estimates as of the date of this Annual Information Form only and should not be relied upon as representing WiLAN’s estimates as of any subsequent date. The Company assumes no responsibility for the accuracy and completeness of any forward-looking statements and statements of “belief” and, except as required by law, WiLAN does not assume any obligation to update any forward-looking statements or statements of “belief”. The Company disclaims any intention or obligation to update or revise any forward-looking statements or statements of “belief”, whether as a result of new information, future events or otherwise.

General Matters

Market data and industry forecasts used in this Annual Information Form were obtained from various publicly available sources. Although WiLAN believes that these independent sources are generally reliable, the accuracy and completeness of such information are not guaranteed and have not been independently verified.

“Wi-LAN” and “WiLAN” are the Company’s trade names and “Wi-LAN” is a registered trade-mark in Canada and the United States. This Annual Information Form also includes references to trade names and trade-marks of other companies, which trade names and trade-marks are the properties of their respective owners.

In this Annual Information Form, references to “Common Shares” relate to common shares in the capital of WiLAN and references to the “Board” relate to the Company’s Board of Directors.

Unless otherwise indicated, all financial information in this Annual Information Form is reported in thousands of United States dollars.

1.	Corporate Structure

WiLAN was continued as a corporation under the Canada Business Corporations Act on August 2, 2007 and was amalgamated with three of its wholly-owned subsidiaries, Wi-LAN V-Chip Corp., Wi-LAN Technologies Corporation and 7248091 Canada Inc. under the Canada Business Corporations Act on October 1, 2009.

The Company was originally incorporated under the Business Corporations Act (Alberta) as 529144 Alberta Ltd. on May 14, 1992 and amended its articles of incorporation to change its name to “Wi-LAN Inc.” on October 29, 1992. On October 3, 1994, WiLAN amended its articles to remove the prohibition on inviting the public to subscribe for the Company’s securities and, on March 24, 1998, amended its articles to remove its remaining private company restrictions and to reorganize its share capital.

WiLAN has five significant directly wholly-owned subsidiaries, Wi-LAN Capital Inc. (“WiLAN Capital”), Wi-LAN International Inc. (“WiLAN International”), Wi-LAN International Hong Kong Inc. (“WiLAN Hong Kong”), Wi-LAN International Japan Inc. (“WiLAN Japan”) and Wi-LAN International Taiwan Inc. (“WiLAN Taiwan”), each of which are incorporated under the Canada Business Corporations Act. WiLAN also has three significant indirectly wholly-owned subsidiaries, Gladios IP Inc. (“Gladios Canada”), Wi-LAN USA, Inc. (“WiLAN USA”) and Gladios IP, Inc. (“Gladios US”). Gladios is incorporated under the Canada Business Corporations Act, WiLAN USA is incorporated under the Florida Business Corporation Act and Gladios US is incorporated under the General Corporation Law of the State of Delaware.

Unless otherwise indicated in this Annual Information Form, all references to “WiLAN” or the “Company” herein include all of the subsidiaries of Wi-LAN Inc. including, without limitation, WiLAN Capital, WiLAN International, WiLAN Hong Kong, WiLAN Japan, WiLAN Taiwan, Gladios Canada, WiLAN USA and Gladios US.

The Company’s head and registered office is located at 11 Holland Avenue, Suite 608, Ottawa, Ontario, K1Y 4S1. WiLAN maintains a website at www.wilan.com; the information on which website is not and should not be considered part of, or incorporated by reference into, this Annual Information Form.

2.	General Development of the Business

Summary

WiLAN is a leading technology innovation and licensing company. Through both internal research and development and acquisitions from third parties, the Company has acquired intellectual property in the form of patents and patent applications in many different countries that it has licensed to more than 255 companies in telecommunications markets around the world.

WiLAN was founded in 1992 as a pioneer in the design, development and delivery of broadband wireless technologies. Innovations developed and patented by the Company’s founding team and engineers led to the commercialization of advanced broadband wireless equipment more than a decade ago. WiLAN’s patented V-Chip technology was also developed and commercialized over a decade ago.

The Company continues to conduct ongoing research and development with a focus on commercializing inventions in next-generation wireless communication systems. One of WiLAN’s current research interests is the development of enabling technologies for Whitespace networking. Whitespace networks are expected to be deployed in wireless frequencies that are vacated as TV broadcasts move from analog to digital and promise to deliver valuable new applications and services such as wireless delivery of video inside and outside the home. The Company is researching ways to ensure Whitespace networking equipment will co-exist with other wireless applications in the VHF/UHF frequencies including emergency service radios and wireless microphones. WiLAN’s other current major research initiative involves optimizing the transport of multimedia data traffic through the radio access network infrastructure primarily in relation to LTE technologies.

In its licensing business, the Company has signed licenses with companies that sell products utilizing technologies including: CDMA (“Code Division Multiple Access” – a cellular telecommunications specification); Wi-Fi (the underlying technology of wireless local area networks based on various IEEE 802.11 specifications); WiMAX (“Worldwide Interoperability for Microwave Access” – a standards-based broadband wireless technology that provides metropolitan area network connectivity based on IEEE 802.16 specifications); LTE (“Long Term Evolution” – high performance air interface for cellular mobile communication systems designed to increase the capacity and speed of mobile telephone networks); ADSL (“Asymmetric Digital Subscriber Line” – a standards-based access technology that provides broadband Internet access over twisted pair telecommunications wiring); DOCSIS (“Data Over Cable Service Interface Specifications” – a standards-based access technology that provides broadband Internet access over cable networks); Bluetooth (a wireless protocol for exchanging data over short distances between fixed and mobile devices); and V-Chip (a technology that permits the blocking of television programs at a receiver (such as a television, multi-media equipped personal computer or set-top box) by viewers based on ratings information carried on the television signal).

Over 255 companies have licensed various WiLAN technologies including AmTRAN Technology Co., Ltd., ASUSTeK Computer Inc., Atheros Communications, Inc. (“Atheros”), Broadcom Corporation (“Broadcom”), Cisco Systems Inc. (“Cisco”), Fujitsu Microelectronics America, Inc. and its affiliates (“Fujitsu”), Hon Hai Precision Co., Ltd., Infineon Technologies AG (“Infineon”), Intel Corporation (“Intel”), LG Electronics, Inc. (“LG”), Marvell Semiconductor, Inc. (“Marvell”), Matsushita Electric Industrial Co., Ltd. (“Matsushita”), Motorola Mobility Holdings, Inc., Motorola Solutions, Inc., NEC Corporation, Nikon Corporation, Nokia Corporation (“Nokia”), Research In Motion Corporation, Samsung Electronics Co., Ltd. (“Samsung”) and Sharp Corporation (“Sharp”).

3 Year History: Fiscal 2009 (November 1, 2008 to December 31, 2009)

On November 21, 2008, WiLAN announced that the Board had appointed James Skippen, the Company’s Chief Executive Officer, as Chairman of the Board and Richard Shorkey, Chairman of the Board’s Audit Committee, as Lead Independent Director.

The Company’s normal course issuer bid announced on October 8, 2008 was completed on April 10, 2009. WiLAN repurchased an aggregate of 883,600 Common Shares pursuant to this normal course issuer bid for an aggregate purchase price of approximately CDN$1,210, of which 668,600 Common Shares were repurchased during the fourteen months ended December 31, 2009 for an aggregate purchase price of approximately CDN$944. All such Common Shares were cancelled by the Company.

In June 2009, WiLAN announced it had entered into an agreement with a syndicate of underwriters led by Paradigm Capital Inc. and Wellington West Capital Markets Inc., and including CIBC World Markets Inc. and Haywood Securities Inc., pursuant to which the underwriters agreed to purchase, on a bought-deal basis, 8,000,000 Common Shares at a price of CDN$2.05 per share with an option to purchase an additional 800,000 Common Shares. The Company announced the closing of this transaction on July 16, 2009 for net cash proceeds of CDN$16,899 (gross proceeds of CDN$18,040) following the exercise by the underwriters of their option.

On October 1, 2009, the Company amalgamated with its wholly-owned subsidiaries Wi-LAN V-Chip Corp., Wi-LAN Technologies Corporation and 7248091 Canada Inc. pursuant to a “vertical short-form” amalgamation under the provisions of the Canada Business Corporations Act. As a result of this amalgamation, WiLAN changed its year-end from October 31 to December 31.

On December 1, 2009, WiLAN announced that Paul Richman would be stepping down as a member of the Board on December 11, 2009.

During fiscal 2009, the Company entered into license agreements with 60 entities including Casio Computer Co., Ltd., Infineon, NEC Corporation, Nikon Corporation and Samsung.

3 Year History: Fiscal 2010 (January 1, 2010 to December 31, 2010)

On January 19, 2010, WiLAN announced that it had commenced an action against LG and LG Electronics U.S.A., Inc. (collectively, “LGE”) in an action (the “V-Chip Case”) before the U.S. District Court for the Southern District of New York (the “SDNY Court”). The Company has claimed that LGE has breached its contract with WiLAN and infringed its US patent number 5,828,402 (the “402 patent”) with respect to televisions sold by LGE in the United States.

In January 2010, the Company learned that TELUS Corporation and TELUS Communications Inc. (collectively, “TELUS”) had filed a claim in the Court of Queen’s Bench in Calgary, Alberta in April 2009 against WiLAN, Dr. Michel Fattouche and Dr. Hatim Zaghloul regarding the ownership of several patents including, amongst others, the Company’s U.S. patent numbers 5,282,222 (the “222 patent”) and RE37,802 (the “802 patent”). On April 21, 2010, WiLAN announced that it had signed a final agreement with TELUS to settle this action. As part of this final settlement, TELUS sold any rights it may have had in certain patents to the Company in exchange for a one-time payment which WiLAN viewed as not being material.

On April 8, 2010, WiLAN announced that it had filed claims against 19 major companies including Acer Inc. (“Acer”), Apple Inc., Atheros, Broadcom, Dell Inc., Gateway Inc., Hewlett-Packard Company, Intel, Marvell, Sony Corporation, Texas Instruments Incorporated and Toshiba Corporation (the “Bluetooth Case”) in the U.S. District Court for the Eastern District of Texas (the “EDTX Court”). The Company claimed that these companies have infringed and continue to infringe its US patent number 5,515,369 (the “369 patent”) by making and/or selling various products that use technology derived from this patent relating to Bluetooth technology. In June 2010, WiLAN added AliphCom, CSR plc and SiRF Technology, Inc. as defendants to this action. WiLAN has settled the Bluetooth Case as against all defendants.

On June 4, 2010, the Company announced two new independent directors, Messrs. W. Paul McCarten and Jim Roche, had been elected by WiLAN’s shareholders to the Board at WiLAN’s June 3, 2010 annual and special meeting of shareholders.

On July 15, 2010, WiLAN announced that Najmul Siddiqui, President of the Company’s V-Chip licensing efforts, would retire from the Company effective July 30, 2010. WiLAN also announced that Andrew Parolin, WiLAN’s Vice-President, Wireless Technologies, would assume responsibility for all V-Chip related activities. Further, the Company announced that it would streamline its Toronto, Ontario operations over the balance of 2010, eventually leading to the shutdown of its Toronto office.

On October 5, 2010, the Company announced that it had filed claims against 11 major companies including Alcatel-Lucent USA Inc., Ericsson Inc., Sony Ericsson Mobile Communications (USA) Inc., HTC Corporation (“HTC”) and LGE in the EDTX Court. WiLAN has claimed that these companies have infringed and continue to infringe its US patent numbers 6,088,326, 6,195,327, 6,222,819 and 6,381,211 by making and/or selling various products including wireless communications products that use technology derived from these patents which relate to the 3GPP standard. This action was settled as against LGE in December 2010. This action is currently continuing through its discovery phase.

In November 2010, WiLAN announced it had entered into an agreement with a syndicate of underwriters led by Paradigm Capital Inc. and Wellington West Capital Markets Inc., and including CIBC World Markets Inc. and Fraser Mackenzie Limited, pursuant to which the underwriters agreed to purchase, on a bought-deal basis, 5,000,000 Common Shares at a price of CDN$4.35 per share with an option to purchase an additional 625,000 Common Shares. The Company announced the closing of this transaction on December 17, 2010 for net cash proceeds of CDN$20,457 (gross proceeds of CDN$21,750) and the closing of the underwriters’ option on December 22, 2010 for net cash proceeds of CDN$481 (gross proceeds of CDN$506).

During fiscal 2010, WiLAN entered into license agreements with 28 entities including Conexant Systems, Inc., LG and Sharp.

During its 2010 fiscal year, the Company increased the size of its patent portfolio to over 970 patents and applications through acquisitions and research and development.

3 Year History: Fiscal 2011 (January 1, 2011 to March 8, 2012)

Between January 14, 2011 and April 26, 2011, WiLAN announced that it had settled all matters at issue against all remaining defendants in the following litigations:

•

two separate actions originally filed by the Company in October 2007 against 22 major companies including Acer Inc. (“Acer”), Apple Inc., Dell Inc., Gateway Inc., Hewlett-Packard Company, Intel, Sony Corporation, Texas Instruments Incorporated (“Texas Instruments”) and Toshiba Corporation in the EDTX Court relating to the defendants’ infringement of the 222 patent, the 802 patent and WiLAN’s U.S. patent numbers 5,956,323 (the “323 patent”) and 6,549,759 (the “759 patent”) in laptop computers and computer routers;

•

the action originally filed by WiLAN in June 2008 against Research In Motion Corporation, Research In Motion, Ltd., Motorola, Inc., UTStarcom, Inc., LG, LG Electronics Mobilecomm U.S.A., Inc. and Personal Communications Devices LLC in the EDTX Court relating to the defendants’ infringement of the 222 patent and the 802 patent in mobile handheld devices and other equipment;

•

an action originally filed by Intel in the U.S. District Court for the Northern District of California (the “NDCAL Court”) in September 2008, seeking a declaratory judgment that 18 of the Company’s US patents were invalid; and

•	the Bluetooth Case other than with respect to Texas Instruments.

In January 2011, the Company announced it had entered into an agreement with a syndicate of underwriters led by CIBC World Markets Inc. and including Paradigm Capital Inc., Wellington West Capital Markets Inc., Canaccord Genuity Corp., Fraser Mackenzie Limited and NCP Northland Capital Partners Inc., pursuant to which the underwriters agreed to purchase, on a bought-deal basis, 11,400,000 Common Shares at a price of CDN$6.60 per share with an option to purchase an additional 1,140,000 Common Shares. WiLAN announced the closing of this transaction on February 4, 2011 for net cash proceeds of CDN$71,278 (gross proceeds of CDN$75,240).

On April 27, 2011, WiLAN announced that it had filed an application to list the Common Shares on the NASDAQ Global Select Market (the “NASDAQ”), which listing became effective on June 1, 2011.

On June 10, 2011, the Company announced that it would partner with Poynt Corporation (“Poynt”) to assist Poynt in licensing its portfolio of internet advertising technology patents through Gladios Canada.

On June 13, 2011, WiLAN announced that it would partner with 01 Communique Laboratory Inc. (“01 Communique”) to assist 01 Communique in licensing its portfolio of remote access technology patents through Gladios Canada.

On July 4, 2011, the Company announced that it had reached an agreement with Texas Instruments to end the Bluetooth Case.

On August 2, 2011, WiLAN announced that U.S. Magistrate Judge Peck had made certain non-binding recommendations to U.S. District Court Judge Kaplan in the V-Chip Case with respect to certain summary judgment motions made by LGE and the Company including recommending that a determination of non-infringement by LGE be made with respect to the 402 patent. WiLAN confirmed it would object to this recommendation which it did in August 2011.

On August 17, 2011, the Company announced its intention to make an all cash take-over offer (the “MOSAID Offer”) to the shareholders of MOSAID Technologies Incorporated (“MOSAID”) to purchase all of the outstanding MOSAID common shares (the “MOSAID Shares”) at a price of CDN$38.00 per MOSAID Share for aggregate consideration of approximately CDN$480 million. Between August 17, 2011 and October 19, 2011, WiLAN increased the MOSAID Offer to CDN$42.00 per MOSAID Share before announcing on October 31, 2011 that it would let the MOSAID Offer expire and not increase it any further.

On August 17, 2011, WiLAN also announced that it had entered into an agreement with a syndicate of underwriters led by Canaccord Genuity Corp. and CIBC World Markets Inc. and including Paradigm Capital Inc., National Bank Financial Inc., Fraser Mackenzie Limited and NCP Northland Capital Partners Inc., pursuant to which the underwriters agreed to purchase, on a bought-deal basis, extendible convertible unsecured subordinated debentures of the Company (“Debentures”) having an aggregate principal amount of CDN$200 million with an option to purchase an additional CDN$30 million principal amount of Debentures. The Debentures were issued and sold to assist in financing part of WiLAN’s offer to purchase the MOSAID Shares. The Company announced the closing of this bought deal on September 8, 2011 (with the additional option closing on September 12, 2011) for aggregate net cash proceeds of CDN$224 (gross proceeds of CDN$230 million).

On September 1, 2011, the Company filed claims against Apple Inc., Alcatel-Lucent USA Inc., Dell Inc., Hewlett-Packard Company, HTC America, Inc., Kyocera International, Inc., Kyocera Communications, Inc., Novatel Wireless, Inc. and Sierra Wireless America, Inc. in the EDTX Court. WiLAN has claimed that these companies have infringed and continue to infringe the 222 patent and the 802 patent by making and/or selling various wireless communications products including modems, personal computers and mobile phones that use technology derived from these patents which relate to CDMA, HSPA, Wi-Fi and LTE technologies.

On November 10, 2011, WiLAN announced that the USPTO had confirmed the validity of all key claims in the 759 patent and also allowed more than 100 new claims in that patent following an “inter partes” re-examination of the 759 patent originally requested by Intel and Broadcom.

On November 11, 2011, the Company announced that the Board had approved the adoption of a repurchase program pursuant to which WiLAN expected to purchase up to 5% of its outstanding Debentures (or Debentures having a principal amount of up to CDN$11,500,000) between November 15, 2011 and January 31, 2012 through a normal course issuer bid over the Toronto Stock Exchange (the “TSX”).

On December 9, 2011, WiLAN announced that the Board had approved the adoption of a share repurchase program pursuant to which the Company expected to purchase up to 5% of its outstanding Common Shares (or up to 6,183,347 Common Shares) between December 14, 2011 and March 3, 2012 through a normal course issuer bid over the TSX.

On January 19, 2012, the Company announced that it would repay its Debentures in accordance with their terms upon maturity on January 31, 2012.

On January 23, 2012, WiLAN filed claims against Research In Motion Limited and Research In Motion Corporation before the U.S. District Court for the Southern District of Florida (the “SDFL Court”). The Company has claimed that these companies have infringed and continue to infringe the 369 patent and WiLAN’s U.S. patent number 6,232,969 by making and/or selling various wireless communications products.

On February 1, 2012, the Company announced that Mr. Paul McCarten, an independent member of the Board, had been appointed Chairman of the Board effective immediately. WiLAN also announced that it had entered into a new five-year compensation agreement with its President & Chief Executive Officer, James Skippen.

On March 8, 2012, the Company announced that U.S. District Court Judge Kaplan of the SDNY Court had adopted most of U.S. Magistrate Judge Peck’s recommendations in the V-Chip Case and ruled that LGE did not infringe the 402 patent on a claim construction issue and granted LGE’s motion for summary judgment against the Company. WiLAN announced that it is further studying Judge Kaplan’s ruling and expects to file an appeal in the United States Court of Appeals for the Federal Circuit in due course.

During 2011 and to date in 2012, Wi-LAN has announced the appointment of a number of senior officers including: Matt Pasulka to the position of Vice President, Patent Litigation in June 2011; Dan Henry to the position of Vice President, Business Development in August 2011; Paul J. Lerner to the position of Senior Legal Counsel in September 2011; Rob Scott to the position of Vice-President, Patent Administration in September 2011; and Michael Vladescu to the position of Chief Operating Officer in March 2012. The Company also announced that William Middleton had resigned his role as Senior Vice-President & General Counsel with WiLAN in August 2011.

During fiscal 2011 and to date in fiscal 2012, the Company has entered into license agreements with 19 entities including Atheros, Broadcom, Intel, Marvell, Motorola Mobility Holdings Inc. and Motorola Solutions, Inc.

During its 2011 fiscal year and so far in 2012, WiLAN has acquired over 1,400 patents and patent applications. At the date of this Annual Information Form, the Company owns over 3,000 patents and patent applications.

3.	Description of the Business

The following commentary on the Company’s patents and business operations reflects WiLAN’s position as at March 8, 2012.

Principal Markets

The Company expects to continue to generate virtually all of its revenues from licensing its patent portfolio and other technologies as such patents and technologies exist from time to time. WiLAN currently has a portfolio of more than 3,000 patents, including issued and pending patents and foreign equivalents, many of which it has licensed to companies that sell products that utilize technologies including: Wi-Fi; CDMA; WiMAX; LTE; ADSL; DOCSIS; Bluetooth; and V-Chip.

The Institute of Electrical and Electronics Engineers, Inc. (the “IEEE”) is a professional organization that sets standards for many types of electronic equipment. As an example, for the Wi-Fi market, the IEEE has issued standards 802.11 a, b, g and n regarding the operation of that equipment. Similarly, IEEE standards 802.16 d and e define operations standards for WiMAX equipment.

Wi-Fi is a wireless technology standard that permits enabled devices to connect to the Internet through a wireless network, all based on IEEE 802.11 a, b, g or n protocols. Many consumer devices including personal computers, routers, gaming devices and peripheral devices rely on Wi-Fi protocols to connect to the Internet.

CDMA is one of the two main cellular technologies that most cellular phone systems currently utilize and has a very strong position in the North American market and in many Asian and Caribbean nations. UMTS (Universal Mobile Telecommunications System) technology and its HSPA (High-Speed Packet Access) evolution, which are both CDMA-based, is the other main technology currently used in cellular phones.

WiMAX, based on IEEE 802.16 standards, is a framework for wireless communication that permits high-throughput broadband connections over long distances. WiMAX can be used for a variety of wireless applications including high-speed connectivity for computers and cellular phones.

LTE is a high performance air interface for cellular mobile communications systems and is competing with WiMAX for adoption by many wireless service providers worldwide as the next evolution in cellular phone technology. With the increase in “smart phone” penetration rates and the desire to share in the roaming revenues of out-of-network cellular phone users, many wireless service providers are working to move to a common air interface standard to promote interoperability.

ADSL is the most common method of providing high-speed Internet access over conventional telephone wiring, currently representing about two-thirds of the global market for broadband network access. WiLAN has acquired US, Japanese and European ADSL and other telecommunications patent families from Nokia and Fujitsu.

DOCSIS is a standard that governs high-speed data transfer on cable networks and is used in most cable modem deployments in North America to provide high-speed Internet access, and in many digital set-top boxes to enable pay-per-view and on-demand television viewing features.

Bluetooth is a wireless protocol for exchanging data over short distances between fixed and mobile devices that provides a way to connect and exchange information between devices such as mobile phones, laptop computers, digital cameras and other electronics equipment.

V-Chip technology permits television receivers to block programming based on ratings carried with the broadcast signal as detected by a television receiver that has been programmed by parents who wish to manage their children’s television viewing. V-Chip technology has been mandated by the US Federal Communications Commission to be included in all devices capable of receiving a television signal other than televisions having a screen size of thirteen inches or less.

WiLAN is continuing to evaluate all of the patents in its portfolio to determine whether any specific patents may be applicable to other technology and product areas.

The Wi-Fi, CDMA, WiMAX, LTE, ADSL, DOCSIS, Bluetooth and V-Chip markets with respect to which the Company has licensed many of its patents to date are large, multi-million or multi-billion dollar markets. Independent estimates of the size of the markets, based on the equipment-level sales in the calendar years noted, are as follows:

•

Wi-Fi – 2011 North American sales of approximately 91 million notebook, netbook and tablet computers, $3.4 billion in worldwide Wi-Fi network infrastructure, and growing to include mobile handsets, portable media players, televisions, Blue-ray disc players, etc. (sources: DisplaySearch; Dell’Oro);

•	CDMA – 2011 mobile CDMA and WCDMA handset sales of approximately 118 million units and base station sales of approximately $7.4 billion (sources: Strategy Analytics; Dell’Oro);

•	WiMAX – worldwide sales over $1.4 billion in 2011 and expected to grow at a compound annual growth rate of 11% from 2011 to 2015 (source: Dell’Oro);

•	LTE – infrastructure sales of over $7.7 billion expected for 2015, an 86% compounded annual growth rate over the $351 million in 2010 sales (source: Dell’Oro);

•	ADSL – equipment sales expected to average over $4 billion annually for the next two years, with subscriber growth averaging 8% over that period (sources: Dell’Oro);

•	DOCSIS – US sales of approximately 14 million cable modems and $625 million in cable modem termination systems sales in 2011 (source: Dell’Oro);

•

Bluetooth – worldwide Bluetooth semiconductor revenue expected to rise from $1.7 billion in 2007 to $3.3 billion by 2012, with approximately 70% of all mobile handsets having Bluetooth functionality by 2012 (source: IDC); and

•	V-Chip – sales of approximately 45.8 million digital televisions in North America in 2011, a growth rate of 4.1% over the previous year (source: DisplaySearch.com).

Business Operations

Prior to its 2007 fiscal year, WiLAN had license agreements in place with Cisco Systems, Inc. for all of the Company’s patents at December 2005 and with Fujitsu for WiLAN’s fixed WiMAX patents only. Neither of these agreements is currently generating any royalty income.

In December 2006, the Company entered into an agreement with Nokia pursuant to which Nokia licensed WiLAN’s patents, transferred patents relating to telecommunications and ADSL technologies to the Company (which patents have been ascribed a CDN$34 million value based, in part, on an independent valuation by a large accounting firm) and paid approximately CDN$15 million (€10 million) to WiLAN. In fiscal 2007 as a whole, the Company announced that it had entered into license agreements with 15 parties.

During fiscal 2008, WiLAN entered into license agreements with 82 parties including ASUStek Computer Inc., Bang & Olufsen a/s, Hon Hai Precision Industry Co., Ltd., Research In Motion Corporation and Tranzeo Wireless Technologies Inc.

During fiscal 2009, the Company entered into license agreements with 60 parties including Casio Computer Co., Ltd., Infineon, NEC Corporation, Nikon Corporation and Samsung.

During fiscal 2010, WiLAN entered into license agreements with 28 entities including Conexant Systems, Inc., LG and Sharp.

During fiscal 2011 and to date in fiscal 2012, WiLAN has entered into license agreements with 20 entities including Atheros, Broadcom, Intel, Marvell, Motorola Mobility Holdings Inc. and Motorola Solutions, Inc.

The Company is continually in discussions and, in some cases, active negotiations with third parties that WiLAN believes infringe its various patents about licensing some or all of its patents. On average, in management’s experience, it can often take over two years from the time a party is approached about taking a license until the time when a license agreement is finalized, however, it may take a shorter period of time or a much longer period to complete any such license.

A typical licensing process may start with the Company identifying prospective licensees and the products that it believes are infringing WiLAN’s patents. The Company then prepares a letter identifying both the infringing products and the patents that are infringed, inviting recipients to enter into licensing discussions. If the prospect agrees to enter discussions, then WiLAN may map specific claims in the patents to applicable standards or to the recipient’s products. The first stage of discussions may focus on legal and technical issues. The second stage of discussions, if it occurs, will generally focus on the financial terms of a license. The third part of the discussions will generally focus on the non-financial terms of the license, which can be quite complex. If the licensing discussions break down at any stage, there may be an increased risk of litigation.

Royalty rates and the consideration for a license may vary significantly with different licensees since there are many factors that may make differing terms appropriate. Some of the factors that can affect the royalty rate include things such as the clarity of the reads of the patent claims on the products in question, the significance of the patented technology to the operation of the products, the profitability of the products in question, the propensity of the party to resist a license or to litigate, the number of patents that are applicable, the volume of products that infringe, the geographies into which infringing products are sold, the party’s future sales plans and the financial status of the prospective licensee. Licenses may require the licensee to pay a one-time sum, a sum payable in installments over some period of time or a running royalty payable either as a percentage or as a per unit amount on each infringing product sold. Licenses may be for a set term after which the party is unlicensed or for the lives of the patents. Generally, WiLAN is prepared to grant licenses on reasonable and non-discriminatory terms.

The Company expects that it will be required to litigate from time to time with parties that infringe its patents but refuse to pay what WiLAN considers fair consideration either for a license or as compensation for past infringement. It is important that prospective licensees know that, if necessary, the Company has sufficient funds to conduct protracted and multiple litigations, otherwise a party may be more reluctant to take a license. In addition to any litigation commenced by WiLAN, it is also possible that one or more parties will file a suit against the Company seeking a declaratory judgment of non-infringement and/or invalidity against WiLAN’s patents and/or request re-examination of certain patents before the USPTO.

Since fiscal 2008, the Company has filed claims in eight separate actions in the EDTX Court for patent infringement against more than 50 different defendants with respect to wireless routers, modems, personal computers, cell phone handsets, Bluetooth enabled equipment, other wireless communications equipment and certain cable modems and systems. WiLAN has also filed a patent infringement action in the SDFL Court for patent infringement against two related defendants and has filed a claim in the SDNY Court for fraud, breach of contract and patent infringement against two related defendants with respect to its US V-Chip patent. WiLAN has also been involved in patent infringement litigation in the Federal Court of Canada as plaintiff against D-Link. At this time, the Company remains involved in patent infringement litigation before the EDTX Court, the SDFL Court, the SDNY Court and the NDCal Court. See further information under the heading “Legal Proceedings” below.

Since fiscal 2008, WiLAN has had a number of actions filed against it in the NDCAL Court by a number of parties, all requesting declaratory judgments that certain of the Company’s US patents are invalid and have not been infringed. To date, no patent owned by WiLAN has been adjudged to be invalid, not infringed or unenforceable in any such proceeding and all such proceedings have been terminated. See further information under the heading “Legal Proceedings” below.

The Company expects that it will be required to litigate additional matters in the future and its cash holdings will, in part, provide WiLAN with the funds necessary to prosecute its existing and any future litigation or to demonstrate to potential licensees that the Company has the capacity to do so. In management’s experience litigation in respect of a single patent and a single defendant, up to and including trial, in the United States can cost significantly more than $10,000 and, in Canada, can cost significantly more than CDN$2,000,000 although, in each case, costs can vary significantly depending on a range of factors.

Management may consider utilizing contingency arrangements where WiLAN’s law firm takes some portion of its fees as a percentage of the settlement or license payment generated if the litigation is successful. The Company may, however, elect to finance its litigations in the conventional manner by paying law firms on a fee-for-service basis.

WiLAN was originally founded as a pioneer in the design, development and delivery of broadband wireless technologies. Innovations developed and patented through the years by the Company’s founding team and engineering staff resulted in the commercialization of advanced broadband wireless equipment more than a decade ago. WiLAN believes that many of its other technologies (including its V-Chip technology) have been incorporated into widely available commercial products. Growing on these foundations, the Company is actively engaged in ongoing technology research and development activities. The Company’s current area of R&D focus is wireless broadband, but WiLAN continues to engage in R&D in other technology areas as opportunities present themselves.

As part of its longer-term strategy, the Company continues to acquire additional patents to strengthen its portfolio as such patents are identified and become available; in the past such acquisitions have often been in the wireless and telecommunications areas, but these areas will not necessarily be the focus for future patent acquisitions. The business models for acquisition may include: (a) the acquisition of patents or licensing rights to the patents with a limited or no up-front cash payment, but sharing in any license fees generated through licensing the patents; (b) the acquisition of patents as partial consideration for a license to WiLAN’s patent portfolio; and/or (c) the acquisition of patents for cash or Common Shares.

During fiscal 2011 and so far in fiscal 2012, the Company acquired over 1,400 patents and patent applications; WiLAN is currently in discussions with a number of parties concerning the possible acquisition of patents, the value of which patents are determined on a case by case basis. In addition, during fiscal 2011, the Company sold 33 patents and patent applications that were unnecessary to its core business.

On December 31, 2011, WiLAN’s fiscal year-end, the Company had approximately $433,710 in cash and short-term investments on hand. WiLAN expects that this amount represents sufficient financial resources to fund operations for the foreseeable future based on its current plans. The Company expects that it will remain in a position to fund ongoing operations from license revenues generated for the foreseeable future, although this is not assured.

Employees and Head Office

At December 31, 2011, WiLAN had 53 employees and, at March 8, 2012, the Company had 51 employees. WiLAN expects to continue growing staffing levels in 2012 and will manage its cost base relative to its licensing opportunities, taking into account licensing results that are achieved and its financial resources.

The Company’s head office is located in approximately 12,607 square feet of leased space in Ottawa, Ontario, with annual rental expense of approximately CDN$240. Additional space requirements will be driven by the number of employees in the business.

Risk Factors

The following list of risk factors may not be exhaustive as WiLAN operates in a rapidly changing business and new risk factors emerge from time to time. The Company may not be able to predict any such risk factors, nor can WiLAN assess the extent to which any risk factor or combination of risk factors may cause actual results to differ materially from those projected, may have a material adverse effect on its business or may cause the price of the Common Shares to decline. Any of the matters described below could have a material adverse effect on WiLAN’s business, results of operations and financial condition, in which case, the trading price of the Common Shares could decline and a holder of Common Shares could lose all or a part of their investment. See also “Forward Looking and Other Statements”.

Risks Related to WiLAN’s Business

Certain of WiLAN’s patents may be found to be invalid, unenforceable and/or not infringed by any specific third party.

There can be no certainty as to the validity and/or enforceability of any particular WiLAN patent and, even if any such patent is valid and enforceable, whether any specific third party infringes any such patent. Furthermore, even if any specific patent of the Company is valid, enforceable and infringed by a specific third party, there can be no certainty as to whether WiLAN will be able to successfully license any such patent to that third party at all or on terms favourable to the Company, or successfully litigate against that third party.

WiLAN will be required to establish the enforceability of its patents in court in order to obtain material licensing revenues.

WiLAN has been and continues to be involved in a number of court actions against certain companies it considers to be infringing certain of its patents, has been forced to defend the validity of certain of its patents against challenges from certain of these companies and may be forced to do so again from time to time both in actions started by the Company and in actions started by other parties. Challenges to WiLAN’s patents involve complex factual and legal issues that may give rise to uncertainty as to the applicability, validity, scope and enforceability of a particular patent. Litigation can be costly and time-consuming, outcomes are uncertain and involvement in intellectual property litigation could result in significant expense adversely affecting the licensing of the challenged patents and diverting management’s efforts, whether or not such litigation is ultimately resolved in the Company’s favour.

Any failure by a court to confirm the applicability, enforceability and validity of WiLAN’s patents could materially adversely affect the Company. Prolonged litigation could also delay the receipt of licensing revenues by the Company and deplete WiLAN’s financial resources. It is difficult to predict the outcome of patent litigation at the trial level, in part because juries may find complex patented technologies difficult to understand and, consequently, there is a higher rate of successful appeals in patent enforcement litigation than in other commercial litigation. As such, there can be no assurance that any of the Company’s patents will be determined to be infringed by any party or will not be invalidated, circumvented, challenged, rendered unenforceable or licensed to others. Please see the discussion under the heading “Legal Proceedings” below.

In addition, WiLAN’s patent enforcement actions have historically been exclusively prosecuted in United States federal courts. These United States federal courts also hear criminal cases which take priority over patent enforcement actions. As a result, it is difficult to predict the length of time it may take to complete any particular United States enforcement action. Moreover, the Company’s management believes that there may be a trend in increasing numbers of United States civil lawsuits and criminal proceedings before United States federal judges and, as a result, the risk of delays in the Company’s patent enforcement actions may have a greater effect on WiLAN’s business in the future unless this trend changes.

Certain of WiLAN’s patents are, and others may be, subject to administrative proceedings that could invalidate or limit the scope of those patents.

Re-examination requests have been filed against certain of WiLAN’s patents in the USPTO with respect to certain key claims at issue in one or more of our litigation proceedings. Under a re-examination proceeding and upon completion of the proceeding, the USPTO may leave a patent in its present form, narrow the scope of the patent, cancel some or all of the claims of the patent or permit new amended claims. Although the Company has responded to the USPTO’s actions in regard to each of these patents and has the right to appeal any adverse rulings to the US Federal Court system, if any such adverse rulings are upheld on appeal and some or all of the claims of the key patents are cancelled, WiLAN’s business may be significantly harmed. In addition, defendants in the Company’s litigation proceedings may seek and may obtain orders to stay these proceedings based upon rejections of claims in the USPTO re-examinations and other courts could make findings adverse to WiLAN’s interests even if the USPTO actions are not final. If there is an adverse ruling in any re-examination proceeding relating to the validity or enforceability of any of WiLAN’s key patents, or if the USPTO limits the scope of the claims of any of WiLAN’s key patents, the Company could be prevented from enforcing or earning future revenues from such key patents, and the likelihood that companies will take new licenses and that current licensees will continue to pay under their existing licenses could be significantly reduced. WiLAN cannot predict the outcome of any of these proceedings or the myriad procedural and substantive motions in these proceedings. Furthermore, regardless of the merits of any re-examination, the continued maintenance of these administrative proceedings may result in substantial legal expenses and could divert management’s time and attention away from other business operations. Please see the discussion under the heading “Legal Proceedings” below.

Licensing WiLAN’s patents can take an extremely long time and may be subject to variable cycles.

Licensing WiLAN’s technologies is a long and complex process and may take months or even years. Management spends a substantial amount of time educating potential licensees about the Company’s technologies. Because the acquisition of a license to WiLAN’s technologies often represents a substantial investment, potential licensees may take a considerable period of time to evaluate the Company’s technologies, to determine the size of their exposure to those technologies, and to obtain the necessary expenditure authorizations and financing required to license WiLAN’s technologies. The process of entering into a licensing agreement typically involves lengthy negotiations and this process may be extended if the potential licensee is using or selling the Company’s technologies as part of a larger project or system. Because many licensees do not pay up-front license fees and WiLAN does not recognize related revenue until payments have been made, there may be significant delays of weeks or months between the time the Company licenses its technologies and the time the related revenue can be recognized.

In addition, WiLAN may spend a significant amount of time and money negotiating with a potential licensee that ultimately does not license its technologies. Any delay in licensing the Company’s technologies could cause its operating results to vary significantly from any projected results. Also, WiLAN may not be able to accurately predict sales by its licensees since they do not always provide information about the status of possible sales and other revenue opportunities with their customers. Sales of products by licensees also depend on the timing of the roll-out of their own products and systems. The Company has no control over the timing of licensees’ roll-outs, and may not be informed of when these roll-outs will occur. WiLAN has been, in the past, and may, in the future, be required to offer favourable terms to certain licensees. In certain cases, if future licensees are granted better terms than were granted to certain earlier licensees, the Company may be required to adjust such earlier licensees’ terms downwards. To date there have been no such circumstances, but there can be no guarantee that such a situation may not occur in the future.

Because of these factors and WiLAN’s limited revenue history, it is especially difficult to forecast the Company’s revenue and operating results. WiLAN’s inability to accurately predict the timing and magnitude of revenues could cause a number of problems, including: (i) expending significant management efforts and incurring substantial expenses in a particular period that do not translate into signed licensing agreements during that period or at all; and (ii) having difficulty meeting the Company’s cash flow requirements and obtaining credit because of delays in receiving payment for licenses. The challenges resulting from WiLAN’s lengthy and variable licensing cycle could impede its growth, harm its valuation and restrict its ability to take advantage of new opportunities.

WiLAN is currently reliant on licensees paying royalties under existing licensing agreements and on the additional licensing of its patent portfolio to generate future revenues and increased cash flows.

WiLAN is currently reliant on licensing its patent portfolio to generate revenues and cash flows. Although the Company has a number of existing licensing arrangements, there is no assurance that WiLAN will continue to receive material revenues from these licensing agreements or that the Company will enter into additional licensing agreements with any other licensees. If WiLAN fails to enter into additional licensing arrangements, the Company’s business, operational results and financial condition could be materially adversely affected.

Reduced spending by consumers due to the uncertainty of economic and geopolitical conditions may negatively affect WiLAN.

Many of WiLAN’s licensees and their respective customers are directly affected by economic and geopolitical conditions affecting the broader world markets. Current and future conditions in the domestic and global economies remain uncertain. A slowdown in spending by the Company’s licensees and/or their respective customers, coupled with existing economic and geopolitical uncertainties globally and in the communications and consumer electronics markets, may create uncertainty for market demand and may affect WiLAN’s revenues. It is difficult to estimate the level of growth for the economy as a whole and even more difficult to estimate growth in various parts of the economy, including the markets in which the Company’s licensees participate. Because all components of WiLAN’s budgeting and forecasting are dependent upon estimates of growth in the markets that the Company’s licensees serve and demand for their respective products and services, economic uncertainties make it difficult to estimate future revenues and expenditures. Downturns in the economy or geopolitical uncertainties may cause end-users to reduce their budgets or reduce or cancel orders for products from the WiLAN’s licensees which could have a material adverse impact on the Company’s business, operating results and financial condition.

Changes in patent or other applicable laws or in the interpretation or application of those laws could materially adversely affect WiLAN.

The Company’s ability to earn licensing and other revenues is principally dependent on the strength of the rights conferred under patent laws. Changes in patent or other applicable laws, regulations or rulings that impact the patent enforcement process or the rights of patent holders in Canada, the United States or elsewhere, or in the interpretation or application of those laws by the courts could materially adversely affect WiLAN’s business and financial condition. As examples, limitations on the ability to bring patent enforcement claims, limitations on potential liability for patent infringement, lower evidentiary standards for invalidating patents, increased difficulty for parties making patent assertions to obtain injunctions, reductions in the cost to resolve patent disputes and other similar developments could negatively affect the Company’s ability to assert its patent rights successfully, decrease the revenue associated with asserting or licensing WiLAN’s patent rights and increase the cost of bringing patent enforcement actions. Any of these events could result in a material adverse effect to the Company’s business and operating results.

Fluctuations in foreign exchange rates impact and may continue to impact WiLAN’s revenues and operating expenses, potentially adversely affecting financial results.

A significant amount of WiLAN’s revenues and operating expenses are denominated in U.S. dollars. Up to the period ended December 31, 2010, the Company reported its financial performance in Canadian dollars, but as of January 1, 2011, WiLAN has determined that its functional currency is the U.S. dollar and, as such, on a go-forward basis, the Company will report its financial performance in U.S. dollars. WiLAN’s operating results are subject to changes in the exchange rate of the U.S. dollar relative to the Canadian dollar. Any decrease in the value of the U.S. dollar relative to the Canadian dollar will have an unfavourable impact on Canadian denominated operating expenses. WiLAN may manage the risk associated with foreign exchange rate fluctuations by, from time to time, entering into forward foreign exchange contracts and engaging in other hedging strategies. To the extent that the Company engages in risk management activities related to foreign exchange rates, it may be subject to credit risks associated with the counterparties with whom it contracts.

WiLAN will need to acquire or develop new patents to continue and grow its business.

All patents have a limited life and will generally expire twenty years after the date on which the application for the patent was filed. In order to be successful in the long term, WiLAN will have to continue to acquire or develop additional patents or acquire rights to license new patents, however, there can be no assurance that the Company will be able to do so. If WiLAN fails to acquire or develop additional patents or to acquire rights to license new patents, the Company’s business, operational results and financial condition may be materially adversely affected.

The Company may not be able to compete effectively against others to acquire patent assets. Any failure to compete effectively could harm WiLAN’s business and results of operations.

In the current intellectual property environment, the Company competes with numerous third parties to acquire valuable patent assets. WiLAN’s competitors in the market for patent assets include both operating companies that practice the inventions claimed in such patents and other entities that seek to accumulate patent assets, patent licensing entities as Acacia Research, Altitude Capital Partners, Coller IP, Intellectual Ventures, Millennium Partners, Rembrandt IP Management and the Rockstar Consortium and patent-buying consortiums such as RPX Corporation and Allied Security Trust. Many of WiLAN’s current or potential competitors may have longer operating histories, greater name recognition and significantly greater financial resources than the Company has. In addition, many of WiLAN’s competitors have complicated corporate structures that include a large number of subsidiaries, so it is difficult to know who the ultimate parent entity is and how much capital the related entities have available to acquire patent assets. WiLAN also face competition for patent assets from operating companies, including current or prospective licensees or defendants in the Company’s litigations that seek to acquire patent assets in connection with new or existing product and service offerings or for defensive tactics.

WiLAN expects to face more direct competition in the future from other established and emerging companies. Given the rapidly changing nature of the intellectual property industry, the Company has limited reliable insight into trends that may develop and affect its business and WiLAN may make errors in predicting and reacting to relevant business trends, making the Company unable to compete effectively against others.

WiLAN may not be able to maintain or improve its competitive position against its current or future competitors, and our failure to do so could seriously harm the Company’s business.

WiLAN has made and may make future acquisitions of technologies or businesses which could materially adversely affect the Company.

WiLAN continually evaluates opportunities to acquire additional technologies or businesses. Acquisitions may result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, and amortization expense related to intangible assets acquired, any of which could materially adversely affect WiLAN’s financial condition and results of operations. In addition, acquired businesses may be experiencing operating losses, which may adversely affect the Company’s earnings. Acquisitions involve a number of risks, including difficulties in the assimilation of the acquired company’s operations and products, diversion of management’s resources, uncertainties associated with operating in new markets and working with new customers, and the potential loss of the acquired company’s key employees.

The Company’s acquisitions of patents and patent rights are time consuming, complex and costly, which could adversely affect its operating results.

WiLAN’s acquisitions of patents and patent rights are time consuming, complex and costly to consummate. The Company uses many different transaction structures in its acquisitions and the terms of the acquisition agreements are usually very heavily negotiated. Consequently, WiLAN often incurs significant operating expenses during acquisition negotiations even where the acquisition is ultimately not consummated. Even if the Company successfully acquires patents or patent rights, there is no guarantee that WiLAN will generate sufficient revenue related to those patents or rights to offset related acquisition costs. Although the Company conducts confirmatory due diligence on patents it proposes to acquire, WiLAN may acquire patents or patent rights that are ultimately determined not to have been owned by the seller from whom they were purchased, to be invalid, unenforceable or to not be infringed; the Company may be required to spend significant resources to defend any such patents and its interests in them and, if WiLAN are not successful, it could lose part or all of its investment in those patents.

The Company may occasionally identify patents that are available at a higher price than it is prepared to spend with its own capital resources or that may be infringed in a very small market. In these circumstances, WiLAN may structure a transaction in which it partners with third parties to acquire those patents or rights to those patents. Any such structures may be quite complex and the Company may incur significant costs to organize and negotiate such a structured acquisition that does not ultimately result in an acquisition of any patents or patent rights, which costs could adversely affect WiLAN’s operating results.

The Company’s quarterly revenue and operating results can be difficult to predict and can fluctuate substantially.

WiLAN’s revenue is difficult to forecast, is likely to fluctuate significantly and may not be indicative of its future performance from quarter to quarter. In addition, the Company’s operating results may not follow any past trends. The factors affecting WiLAN’s revenue and results, many of which are outside of its control, include:

•

competitive conditions in the Company’s industry, including strategic initiatives by WiLAN, its licensees or competitors, new products or services or the implementation and take-up of new standards, product or service announcements and changes in pricing policy by WiLAN or its licensees;

•	market acceptance of the Company’s patented technologies;

•	WiLAN’s ability to sign license agreements;

•	the discretionary nature of purchase and budget cycles of the Company’s licensees’ customers and changes in their budgets for, and timing of, purchases;

•	strategic decisions by WiLAN or its competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•

general weakening of the economy resulting in a decrease in the overall demand for products and services that infringe the Company’s patented technologies or otherwise affecting the capital investment levels of WiLAN’s current and prospective licensees;

•	timing of product development and new product initiatives; and

•	the length and variability of the licensing cycles for the Company’s patented technologies.

Because WiLAN’s quarterly revenue is dependent upon a relatively small number of transactions, even minor variations in the rate and timing of payment of royalties could cause the Company to plan or budget inaccurately, and those variations could adversely affect its financial results. Delays or reductions in the amounts of royalty payments would adversely affect WiLAN’s business, results of operations and financial condition.

WiLAN may require investment to translate its intellectual property position into sustainable profit in the market.

WiLAN’s future growth may depend on its ability to make the expenditures necessary to develop, market and license its patent portfolio and, if necessary, to enforce its patents. There can be no assurance that the Company will be able to obtain additional financial resources that may be required to successfully compete in its markets on favourable commercial terms, or at all. Failure to obtain such financing could result in the delay or abandonment of some or all of WiLAN’s plans for developing and licensing its patent portfolio or for commencing litigation, which could have a material adverse effect on the business and financial condition of the Company.

The generation of future V-Chip revenues and the likelihood of WiLAN signing additional V-Chip licenses could be negatively impacted by changes in government regulation.

The success of WiLAN’s V-Chip technology is substantially dependent on the establishment and maintenance by certain governments, including the US federal government, of requirements mandating the adoption of rating systems compatible with the V-Chip technology and the encoding of such ratings in television signals and other broadcast mediums. The failure of such governments to establish or maintain such requirements or any decision to significantly modify then may have a material adverse effect on the Company’s business, financial condition, liquidity and operating results.

There can be no assurance as to the payment of future dividends.

On June 3, 2009, WiLAN announced that the Board had declared a cash dividend of CDN$0.0125 per Common Share payable on August 5, 2009 to holders of record of Common Shares at the close of business on June 29, 2009. Similar dividends have been declared by the Board and paid each fiscal quarter since that date with the most recent such dividend declared in the amount of CDN$0.03 per Common Share on March 6, 2012 and payable on April 5, 2012 to holders of record of Common Shares at the close of business on March 23, 2012. Future dividend payments will be subject to an ongoing evaluation and approval by the Board on a quarterly basis. The decision as to the amount and timing of future dividends paid by WiLAN, if any, will be made by the Board in light of the Company’s financial condition, capital requirements and growth plans, as well as other factors the Board may deem relevant, and there can be no assurance as to whether any such future dividends will be declared or, if declared, as to the amount and timing of the payment of any such future dividends.

WiLAN’s ability to recruit and retain management and other qualified personnel is crucial to its ability to develop, market and license its patented technologies.

The Company depends on the services of its key technical, licensing and management personnel. The loss of any of these key persons could have a material adverse effect on WiLAN’s business, results of operations and financial condition. The Company’s success is also highly dependent on its continuing ability to identify, hire, train, motivate and retain highly qualified technical, licensing and management personnel. Competition for such personnel can be intense, and WiLAN cannot provide assurance that it will be able to attract or retain highly qualified technical, licensing and management personnel in the future. Stock options comprise a significant component of the Company’s compensation of key employees, and if the market price of the Common Shares declines, it may be difficult to recruit and retain such individuals. In addition, pursuant to the rules of the TSX, WiLAN’s unallocated options require periodic approval from shareholders in order to continue to be available for grant under its Share Option Plan. TSX rules and/or the size of the Company’s option pool may limit its ability to use equity incentives as a means to recruit and retain key employees. WiLAN’s inability to attract and retain the necessary technical, licensing and management personnel may adversely affect its future growth and profitability. It may be necessary for the Company to increase the level of compensation paid to existing or new employees to a degree that its operating expenses could be materially increased. WiLAN does not currently maintain corporate life insurance policies on key employees.

Risks Related to the Ownership of Common Shares

The trading price of the Common Shares has been, and may continue to be, subject to large fluctuations.

The Common Shares are listed on both the TSX and the NASDAQ. The trading price of the Common Shares has been, and may continue to be, subject to large fluctuations and, therefore, the value of the Common Shares may also fluctuate significantly, which may result in losses to investors who have acquired or may acquire Common Shares.

The trading price of the Common Shares may increase or decrease in response to a number of events and factors, including:

•	low trading volumes;

•	actual or anticipated fluctuations in WiLAN’s results of operations;

•	changes in estimates of the Company’s future results of operations by WiLAN or by securities analysts;

•	announcement of litigation results, technological innovations or new products or services by licensees;

•	changes affecting the industries to which WiLAN’s patented technologies apply; and

•	other events and factors, including but not limited to the risk factors identified in this MD&A.

In addition, different liquidity levels, volume of trading, currencies and market conditions on the TSX and NASDAQ may result in different prevailing trading prices.

Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. WiLAN may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources, which could adversely affect the Company’s business. Any adverse determination in litigation against WiLAN could also subject it to significant liabilities.

As a foreign private issuer, WiLAN is subject to different United States securities laws and rules than a domestic United States issuer, which may limit the information publicly available to the Company’s shareholders.

WiLAN is a “foreign private issuer” under applicable United States federal securities laws and, consequently, is not required to comply with all the periodic disclosure and current reporting requirements of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and related rules and regulations. As a result, shareholders may not have the same information provided to shareholders of companies that are not foreign private issuers. For example, WiLAN does not file the same reports that a United States domestic issuer would file with the United States Securities and Exchange Commission (the “SEC”), although it must file or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company’s officers and directors are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, shareholders may not know on as timely a basis when

WiLAN’s officers and directors purchase or sell their Common Shares and other securities, as the reporting deadlines under the corresponding Canadian insider reporting requirements may be longer. In addition, as a foreign private issuer WiLAN is exempt from the proxy rules under the U.S. Exchange Act.

WiLAN may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

The Company may lose its foreign private issuer status in the future if the majority of Common Shares are held in the United States and WiLAN fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under United States securities laws as a United States domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada. If WiLAN is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on United States domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers.

The financial reporting obligations of being a public company in the United States are expensive and time consuming, and place significant additional demands on management.

Prior to listing on the NASDAQ on June 1, 2011, WiLAN was not subject to public company reporting obligations in the United States. The additional obligations of being a public company in the United States require significant additional expenditures and place additional demands on the Company’s management. In particular, Section 404 of the United States Sarbanes-Oxley Act of 2002 and the SEC rules and regulations implementing Section 404, to all of which WiLAN will be subject beginning with its fiscal year ending December 31, 2012. Accordingly, the Company will require an annual evaluation of its internal controls over financial reporting to be attested to by an independent auditing firm. If an independent auditing firm is unable to provide WiLAN with an attestation and an unqualified report as to the effectiveness of its internal controls, investors could lose confidence in the reliability of the Company’s financial statements, which could result in a decrease in the value of the Common Shares.

An investor may be unable to bring actions or enforce judgments against WiLAN and certain of its directors and officers.

Wi-LAN Inc. is incorporated under the laws of Canada and its principal executive offices are located in Canada. A majority of the Company’s directors and officers and its independent public accounting firm reside principally outside the United States and all or a substantial portion of WiLAN’s assets and the assets of these persons are located outside the United States. Consequently, it may not be possible for an investor to effect service of process within the United States on WiLAN or those persons. Furthermore, it may not be possible for an investor to enforce judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws or other laws of the United States against WiLAN or those persons.

WiLAN’s actual financial results may vary from its publicly disclosed forecasts.

WiLAN’s actual financial results are likely to vary from any publicly disclosed forecasts and these variations could be material and adverse. The Company may periodically provide guidance on future financial results. These forecasts reflect numerous assumptions concerning expected performance, as well as other factors that are beyond WiLAN’s control and which may not turn out to be correct. Although the

Company believes that the assumptions underlying any such guidance and other forward-looking statements are reasonable when they are made, actual results could be materially different. WiLAN’s financial results are subject to numerous risks and uncertainties, including those identified throughout these risk factors. See also “Forward Looking and Other Statements”.

If the Company’s actual results vary from any announced guidance, the price of the Common Shares may decline, and such a decline could be substantial. Except as required under applicable securities legislation, WiLAN does not undertake to update any guidance or other forward-looking information it may provide, whether as a result of new information, future events or otherwise.

If at any time WiLAN is classified as a passive foreign investment company (a “PFIC”) under United States tax laws, United States holders of Common Shares may be subject to adverse tax consequences.

A non-United States corporation would be classified as a PFIC, for United States federal income tax purposes, in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either at least 75% of the composition of its gross income is “passive income,” or on average at least 50% of the gross value of the composition of its assets is attributable to assets that produce passive income or are held for the production of passive income. Based on current operations and financial projections, WiLAN expects that it will not be a PFIC for United States federal income tax purposes for its 2011 fiscal year. An annual determination will, however, need to be made as to whether the Company is a PFIC based on the types of income it earns and the types and value of its assets from time to time, all of which are subject to change. WiLAN cannot, therefore, provide any assurance that it will not be a PFIC for its current taxable year or any future taxable year. If the Company were to be treated as a PFIC for any taxable year, certain adverse United States federal income tax consequences could apply to United States holders of Common Shares.

United States holders of Common Shares are urged to consult their tax advisors with respect to the United States federal, state and local tax consequences of the acquisition, ownership, and disposition of their Common Shares if WiLAN is a PFIC in any taxable year as may be applicable to their particular circumstances.

The acquisition of, investment in and disposition of Common Shares has tax consequences.

Prospective investors should be aware that the acquisition, holding and/or disposition of Common Shares has tax consequences both in the United States and Canada that are not described in this Annual Information Form. Holders of Common Shares should consult their own tax advisors with respect to the tax consequences of the acquisition, ownership and disposition of Common Shares as may be applicable to their particular circumstances.

Substantial future sales of Common Shares by existing shareholders, or the perception that such sales may occur, could cause the market price of the Common Shares to decline, even if WiLAN’s business is doing well.

If WiLAN’s existing shareholders, particularly its directors and executive officers, sell substantial amounts of Common Shares in the public market, or are perceived by the public market as intending to sell substantial amounts of Common Shares, the trading price of the Common Shares could decline. As at March 8, 2012, 121,391,380 Common Shares were outstanding, all of which are freely tradable, without restriction, in the public market, subject to blackout periods and applicable laws relating to insider trading, of which approximately 2,860,000 Common Shares are held by WiLAN’s directors and executive officers.

In addition, fully vested options to purchase up to approximately 1,291,000 Common Shares are held by the Company’s directors and executive officers at March 8, 2012, and additional options to purchase Common Shares continue to vest in accordance with the terms of those options. All such Common Shares would be freely tradable upon issue, without restriction, in the public market, subject to blackout periods and applicable laws relating to insider trading.

If any of these Common Shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of the Common Shares could decline.

WiLAN may require additional capital in the future and no assurance can be given that such capital will be available at all or available on terms acceptable to the Company.

WiLAN may need to raise additional funds through public or private debt or equity financings in order to:

•	fund ongoing operations;

•	take advantage of opportunities, including more rapid expansion of its business or the acquisition of complementary products, technologies or businesses;

•	develop new products or services; or

•	respond to competitive pressures.

Any additional capital raised through the sale of equity will dilute the percentage ownership of each shareholder in the Common Shares and such dilution may be significant. Capital raised through debt financing would require the Company to make periodic interest payments and may impose restrictive covenants on the conduct of its business. Furthermore, additional financing may not be available on terms favourable to WiLAN, or at all. A failure to obtain additional financing could prevent the Company from making expenditures that may be required to grow or maintain its operations.

WiLAN’s management has broad discretion over the use of the net proceeds from its recent bought deal financings and will have broad discretion over the use of proceeds from any financing it may complete in the future. If the Company does not use the proceeds effectively to develop and grow its business, an investment in the Common Shares could suffer.

The Company’s management has broad discretion in how it uses the net proceeds received by WiLAN from any offering, including its bought deal offering closed in February 2011, and there can be no assurance that such proceeds will be used efficiently or effectively. The Company may spend these proceeds in ways that do not increase its operating results or market value, which could adversely affect WiLAN’s business, results of operations and financial condition. Pending their use, the Company may invest the net proceeds from any offering, including its recent bought deal offering, in a manner that does not produce income or that loses value.

Further, if WiLAN does not restrict its investment of a sufficient portion of the net proceeds from any sale of Common Shares, pending their use, to investments that are not “investment securities” within the meaning of the United States Investment Company Act of 1940, the Company may inadvertently become subject to regulation as an investment company under that statute. If such an event were to occur, the consequences to WiLAN would be material and adverse.

Certain Canadian laws could delay or deter a change of control.

The Investment Canada Act (Canada) subjects an acquisition of control of Wi-LAN Inc. by a non-Canadian to government review if the value of the Company’s assets as calculated pursuant to the legislation exceeds a certain threshold amount. A reviewable acquisition may not proceed unless the relevant minister of Canada’s federal government is satisfied that the investment is likely to be a net benefit to Canada. This could prevent or delay a change of control and may eliminate or limit strategic opportunities for shareholders to sell their Common Shares.

WiLAN’s authorized capital permits its directors to issue preferred shares which may prevent a takeover by a third party.

The Company’s authorized share capital consists of an unlimited number of Common Shares, 6,350.9 special preferred shares and an unlimited number of preferred shares, issuable in series. There are no special preferred shares or preferred shares outstanding. The Board has the authority to issue preferred shares and determine the price, designation, rights, preferences, privileges, restrictions and conditions, including dividend rights, of these shares without any further vote or action by shareholders. The rights of the holders of Common Shares will be subject to, and may be adversely affected by, the rights of holders of any preferred shares that may be issued in the future. WiLAN’s ability to issue preferred shares could make it more difficult for a third party to acquire a majority of the outstanding Common Shares, the effect of which may be to deprive the Company’s shareholders of a control premium that might otherwise be realized in connection with an acquisition.

4.	Dividends

WiLAN did not pay any dividends on any shares prior to the second fiscal quarter of its 2009 fiscal year. During the Company’s past three fiscal years, the Board has declared the following dividends on the Common Shares:

Dividend Declaration Date	Dividend Record Date	Dividend Payment Date	Dividend per Common Share
July 3, 2009	June 29, 2009	August 5, 2009	CDN$0.0125
September 2, 2009	October 14, 2009	November 4, 2009	CDN$0.0125
March 2, 2010	March 15, 2010	April 6, 2010	CDN$0.0225
May 5, 2010	June 15, 2010	July 6, 2010	CDN$0.0125
August 9, 2010	September 15, 2010	October 6, 2010	CDN$0.0125
November 8, 2010	December 15, 2010	January 6, 2010	CDN$0.0125
March 1, 2011	March 15, 2011	April 6, 2011	CDN$0.025
June 3, 2011	June 15, 2011	July 6, 2011	CDN$0.025
August 3, 2011	September 15, 2011	October 6, 2011	CDN$0.025
November 8, 2011	December 15, 2011	January 6, 2012	CDN$0.025
March 6, 2012	March 23, 2012	April 5, 2012	CDN$0.03

Each of these dividends has been designated as an “eligible dividend” for the purposes of Canadian federal and provincial income tax laws. Until otherwise noted on WiLAN’s internet website, any subsequent dividends paid by the Company will also be “eligible dividends”.

WiLAN intends to continue to declare quarterly dividends in line with its overall financial performance and cash flow generation, but there can be no assurance as to the amount or payment of such dividends in the future. Decisions on dividend payments are made on a quarterly basis by the Board.

5.	Capital Structure

WiLAN is authorized to issue an unlimited number of Common Shares, 6,350.9 special preferred shares and an unlimited number of preferred shares, issuable in series. There are no special preferred shares or preferred shares outstanding. On September 8, 2011, the Company issued Debentures having an aggregate principal amount of CDN$200,000,000 and, on September 10, 2011, the Company issued additional Debentures having an aggregate principal amount of CDN$30,000,000. All of the Debentures were repaid in accordance with their terms and cancelled by the Company on January 31, 2012.

On December 31, 2011, there were 123,236,813 Common Shares issued and outstanding and Debentures issued and outstanding having an aggregate principal amount of CDN$230,000,000. In addition, at that date there were options outstanding to purchase up to 8,821,980 Common Shares and approximately 73,658 outstanding deferred stock units. At the close of business on March 8, 2012, there were 121,391,380 Common Shares issued and outstanding and no Debentures issued and outstanding. In addition, at that date there were options outstanding to purchase up to 8,474,649 Common Shares and approximately 73,916 outstanding deferred stock units.

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares, the special preferred shares, the preferred shares and the Debentures.

Common Shares

The holders of Common Shares are entitled to notice of and to vote at all meetings of shareholders (except meetings at which only holders of a specified class or series of shares are entitled to vote) and are entitled to one vote per share. Subject to the preferences accorded to holders of preferred shares and any other shares ranking senior to the Common Shares from time to time with respect to the payment of dividends, holders of Common Shares are entitled to receive, if, as and when declared by the Board, such dividends as may be declared thereon by the Board from time to time. In the event of the liquidation, dissolution or winding-up of WiLAN, or any other distribution of assets among the Company’s shareholders for the purpose of winding-up its affairs (any such event, a “Distribution”), holders of Common Shares, subject to the preferences accorded to holders of preferred shares and any of WiLAN’s other shares ranking senior to the Common Shares from time to time with respect to payment on a Distribution, are entitled to share equally, share for share, in the Company’s remaining property.

Special Preferred Shares

The holders of WiLAN’s special preferred shares are not entitled, subject to applicable law, to receive notice of or to attend any meeting of the Company’s shareholders and are not entitled to vote at such meetings. The special preferred shares rank ahead of all other classes of WiLAN’s shares with respect to the payment of dividends and the holders are entitled to receive a fixed non-cumulative dividend up to a maximum of CDN$3.50 per year. In the event of a Distribution, the holders of the special preferred shares are entitled to receive CDN$50.00 per share together with any declared but unpaid dividends prior to any payment or distribution to any of the Company’s other classes of shares, but shall not be entitled to share any further in the Distribution. The Board may, at its option, redeem all or any of the special preferred shares at any time for CDN$50.00 per share plus the amount of any declared but unpaid dividends. Each holder of special preferred shares may require WiLAN to redeem all or any of their shares at any time after April 28, 2000 for CDN$50.00 plus the amount of any declared but unpaid dividends.

Preferred Shares

The Company’s preferred shares at any time and from time to time may be issued in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board. From time to time the Board may fix, before the designation of a series, the rights, privileges, restrictions and conditions attaching to each series of preferred shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferential to such series on a

Distribution; the extent, if any, of further participation in a Distribution; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any. In the event of the voluntary or involuntary liquidation, dissolution or winding-up of WiLAN, or any other Distribution, holders of each series of preferred shares will be entitled, in priority to holders of Common Shares and any of the Company’s other shares ranking junior to the preferred shares from time to time with respect to payment on a Distribution, to be paid rateably with holders of each other series of preferred shares the amount, if any, specified as being payable preferentially to the holders of such series on a Distribution. The holders of each series of preferred shares will be entitled, in priority to holders of Common Shares and any of WiLAN’s other shares ranking junior to the preferred shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of preferred shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

Debentures

While they were outstanding prior to their repayment and cancellation on January 31, 2012, the Debentures bore interest from, and including, September 8, 2011 at the rate of 6.00% per annum, payable semi-annually in arrears on March 31 and September 30 in each year, commencing on the third business day following the Take Up (as defined below) (the “Initial Interest Payment Date”). The maturity date of the Debentures was initially January 31, 2012 but could have been extended to March 31, 2012 at WiLAN’s discretion (the “Initial Maturity Date”). If the initial take up of outstanding MOSAID Shares pursuant to the MOSAID Offer occurred on or before the MOSAID Offer terminated, resulting in WiLAN and its affiliates owning or controlling at least 66⅔% of the MOSAID Shares (the “Take Up”), the maturity date of the Debentures would have been automatically extended from the Initial Maturity Date to September 30, 2016 (the “Final Maturity Date”). If the Take Up did not occur, the Debentures would mature on the Initial Maturity Date and WiLAN would repay in cash the aggregate principal amount of the outstanding Debentures, together with accrued and unpaid interest thereon.

Each Debenture was to be convertible into fully-paid, non-assessable Common Shares at the option of each Debenture holder at any time after the Take Up and prior to 5:00 p.m. (Toronto time) on the earlier of the Final Maturity Date or, if called for redemption, on the business day immediately preceding the date specified by WiLAN for redemption of the Debentures, at a conversion price of CDN$9.20 per Common Share (the “Conversion Price”), subject to adjustment in certain events. Debenture holders converting their Debentures would also have been entitled to receive accrued and unpaid interest on such Debentures for the period from and including the last interest payment date on their Debentures (or September 8, 2011 if no interest had been paid with respect to their Debentures) to but excluding the date of conversion.

From September 30, 2014, and prior to September 30, 2016, the Debentures could have been redeemed, in whole at any time, or in part from time to time, at the option of WiLAN on not more than 60 days’ and not less than 30 days’ prior written notice, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest up to the date fixed for redemption, provided that the volume-weighted average trading price of the Common Shares on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date on which notice of redemption is given (the “Current Market Price”) was greater than 125% of the Conversion Price. Subject to regulatory approval and other conditions, if the maturity date for the Debentures had been extended to the Final Maturity Date, WiLAN could, at its option, have elected to satisfy its obligation to pay, in whole or in part, the principal amount of any Debentures to be redeemed or which have matured by issuing and delivering that number of freely-tradeable Common Shares to the Holders obtained by dividing the principal amount of the Debentures being repaid by 95% of the Current Market Price on the date of redemption or maturity, as applicable. In addition, provided that the maturity date for the Debentures had been extended to the Final Maturity Date, and subject to regulatory approval and other conditions, WiLAN could have elected, from time to time, to satisfy its obligation to pay interest on the Debentures on the date interest was payable under the indenture governing the Debentures, by issuing and delivering freely tradeable Common Shares to the trustee under such indenture to be sold by such trustee for proceeds, which together with any cash payments to be made by WiLAN in lieu of fractional Common Shares, would be sufficient to satisfy all of WiLAN’s obligations to pay interest on the Debentures in accordance with such indenture.

As described above, the Take Up did not occur, the Initial Maturity Date remained on January 31, 2012 and all issued Debentures were repaid and cancelled by the Company on that date.

Shareholder Rights Plan

On March 1, 2011, the Board adopted a shareholder rights plan (the “Rights Plan”) which was approved by the Company’s shareholders on April 27, 2011.

The Rights Plan is designed to ensure fair treatment for all shareholders if the Company is the subject of an unsolicited take-over bid, and to provide shareholders and the Board with adequate time to evaluate any bid for WiLAN and to take steps to maximize shareholder value in the event of any unsolicited take-over bid. The Company is not aware of any contemplated takeover bid. The terms of the Rights Plan are consistent with the terms of plans recently adopted by other Canadian public companies and with guidelines for such plans as published by shareholder rights advocate groups. The rights issued to shareholders under the Rights Plan may be exercised only when a person, including any related party, acquires or announces its intention to acquire more than 20% of the outstanding Common Shares without either complying with the “permitted bid” provisions of the Rights Plan or obtaining the approval of the Board. Should such an acquisition occur, each right would, upon exercise, effectively entitle a holder, other than the person pursuing the acquisition and related parties, to purchase Common Shares at a 50% discount to the market price of the Common Shares at the time. Under the Rights Plan, a permitted bid is a bid made to all shareholders and is open for acceptance for no less than 60 days. If more than 50% of the outstanding Common Shares, other than those owned by the person pursuing the acquisition and related parties, have been tendered, the person pursuing the acquisition may purchase and pay for the shares but must extend the bid for a further 10 days to allow the other shareholders to tender. Under the permitted bid mechanism, shareholders will have more time to consider the bid and any other options that may be available before deciding whether or not to tender to the bid. The Board will also have time to consider and pursue alternatives and to make recommendations to shareholders.

6.	Market for Securities

Trading Price and Volume of Common Shares

The Common Shares are listed and posted for trading on the TSX under the symbol “WIN”. The volume of trading and price range of the Common Shares for the periods indicated are set forth in the following table.

Month	Volume	High Trading Price	Low Trading Price
January 2011	49,141,700	CDN$7.49	CDN$5.92
February 2011	31,495,400	CDN$6.79	CDN$5.74
March 2011	16,540,100	CDN$6.36	CDN$5.43

Month	Volume	High Trading Price	Low Trading Price
April 2011	8,572,200	CDN$6.13	CDN$5.75
May 2011	26,401,900	CDN$8.10	CDN$5.63
June 2011	26,937,100	CDN$8.00	CDN$6.45
July 2011	21,261,100	CDN$9.56	CDN$7.96
August 2011	43,962,700	CDN$9.46	CDN$5.41
September 2011	12,381,200	CDN$7.35	CDN$5.91
October 2011	11,357,000	CDN$7.68	CDN$4.85
November 2011	14,273,500	CDN$7.58	CDN$5.47
December 2011	10,766,000	CDN$5.92	CDN$5.09

Trading Price and Volume of Debentures

The Debentures were listed and posted for trading on the TSX from September 8, 2011 to January 31, 2012 under the symbol “WIN.DB”. The volume of trading (in Canadian dollars) and price range of the Debentures for the periods indicated are set forth in the following table.

Month	Volume		High Trading Price	Low Trading Price
September 2011	CDN$	50,365,000	CDN$101.00	CDN$99.15
October 2011	CDN$	68,346,000	CDN$100.00	CDN$94.00
November 2011	CDN$	61,353,000	CDN$100.50	CDN$99.75
December 2011	CDN$	22,794,000	CDN$100.25	CDN$99.97

The Debentures were fully repaid and cancelled in accordance with their terms by WiLAN on January 31, 2012.

7.	Directors and Officers

Directors

The following table sets forth the name, province and country of residence of each director of WiLAN, their position with the Company and the year in which they became a director of WiLAN. The term of office for each of the directors will expire at the time of the next annual shareholders’ meeting.

Name and Place of Residence	Position Held with WiLAN	First Year as a Director
Robert Bramson (1) Pennsylvania, USA	Director	2008
Dr. Michel Tewfik Fattouche Alberta, Canada	Director	2006
John Kendall Gillberry (3) Ontario, Canada	Director	2005
William Keith Jenkins (2)(3) Alberta, Canada	Director	2005
W. Paul McCarten (2) Ontario, Canada	Chairman of the Board	2010
Jim Roche (1) Ontario, Canada	Director	2010
Richard J. Shorkey (1)(3) Ontario, Canada	Director	2007
James Douglas Skippen Ontario, Canada	President, Chief Executive Officer & Chief Legal Officer	2006

Notes:

(1)	Compensation Committee member
(2)	Governance and Nominating Committee member
(3)	Audit Committee member

At each of December 31, 2011 and March 8, 2012, as a group, the Company’s directors and executive officers beneficially owned, directly or indirectly, or exercised control over approximately 2,860,000 Common Shares, which represented approximately 2.32% and 2.36%, respectively, of the outstanding Common Shares at those dates respectively.

Except as disclosed below, each of WiLAN’s directors has been engaged for more than five years in his present principal occupation or in other capacities with the Company or organization (or predecessor thereof) in which he currently holds his principal occupation. The information provided below has been provided to us by the individuals themselves and has not been independently verified by WiLAN.

Robert Bramson: Since 1996, Partner, Bramson & Pressman, a technology licensing law firm.

Dr. Michel Tewfik Fattouche: July 1986 to present – Professor Electrical and Computer Engineering, University of Calgary. May 1995 to October 2008 – Chief Technical Officer and various other senior officer positions with Times Three Wireless Inc. (formerly “Cell-Loc Location Technologies Inc.” and its predecessor, Cell-Loc Inc.).

John Kendall Gillberry: 1996 to present – Founder and President, Bayfield Capital Group, a corporate finance advisory firm; May 2011 to present – Executive Vice-President & Chief Financial Officer of QHR Technologies Inc.; December 2009 to March 2011 – Chief Executive Officer of Utilitran Corporation; July 2005 to July 2009 – Executive Vice President and Chief Financial Officer of Coreworx Inc. (formerly, Software Innovation Inc.).

William Keith Jenkins: Partner, Fraser Milner Casgrain LLP, Barristers & Solicitors.

W. Paul McCarten: Retired as a Partner of Borden Ladner Gervais LLP, Barristers & Solicitors on December 31, 2011.

Jim Roche: President & CEO of Stratford Managers, a company he founded in 2006. Prior to starting Stratford, Jim was President & CEO of Tundra Semiconductor Corporation, a company he co-founded in 1995.

Richard J. Shorkey: Mr. Shorkey has provided part-time and interim Chief Financial Officer services to several technology companies since September 2002.

James Douglas Skippen: June 2006 to present – President, Chief Executive Officer & Chief Legal Officer.

Executive Officers

The following table sets forth the name, province and country of residence and position with WiLAN of each person who is an executive officer as of the date hereof.

Name and Place of Residence	Office(s) with WiLAN
James Douglas Skippen Ontario, Canada	President, Chief Executive Officer & Chief Legal Officer

Michael Shaun McEwan Ontario, Canada	Chief Financial Officer

Michael Vladescu Ontario, Canada	Chief Operating Officer

Name and Place of Residence	Office(s) with WiLAN
Andrew Parolin Ontario, Canada	Senior Vice-President, Licensing

Christian Dubuc Quebec, Canada	Vice-President, Licensing Technologies

Doug MacCrae Ontario, Canada	Vice-President, Finance

Prashant Watchmaker Ontario, Canada	Vice-President, Corporate Legal & Corporate Secretary

Robert Scott Ontario, Canada	Vice-President, Patent Administration

Matthew Pasulka Minnesota, USA	Vice-President, Litigation & President, Wi-LAN, USA, Inc.

Paul Lerner Connecticut, USA	Senior Legal Counsel & President, Gladios IP Inc.

Except as disclosed below, each of the Company’s executive officers has been engaged for more than five years in his present principal occupation or in other capacities with WiLAN or organization (or predecessor thereof) in which he currently holds his principal occupation. The information provided below has been provided to us by the individuals themselves and has not been independently verified by the Company.

James Douglas Skippen: June 2006 to present – President, Chief Executive Officer & Chief Legal Officer.

Michael Shaun McEwan: February 2008 to present – Chief Financial Officer of WiLAN; July 2001 to February 2008 – Chief Financial Officer of BreconRidge Corporation.

Michael Vladescu: March 2012 to present – Chief Operating Officer of WiLAN; October 1996 to March 2012 – a series of executive positions with MOSAID, with the final position being Vice-President, Licensing and Intellectual Property.

Andrew Parolin: November, 2010 to present – Senior Vice-President, Licensing of the Company; November 2007 to November, 2010 – Vice-President, Wireless Technologies of WiLAN; May 2007 to November 2007 – Vice-President, Business Development of the Company; December 2000 to May 2007 – a series of executive positions with SiGe Semiconductor, Inc., with the final position being Director of Wireless Data Products.

Christian Dubuc: October 2010 to present – Vice President, Licensing Technologies of the Company; May 2007 to October 2010 – Director / Senior Director Wireless Technologies of the Company; August 2006 to May 2007 – Product Manager with TenXc Wireless Inc.

Doug MacCrae: May 2009 to present – Vice-President, Finance of WiLAN; September 2001 to February 2009 – a series of executive positions with BreconRidge Corporation, with the final position being Chief Financial Officer.

Prashant Watchmaker: October 2007 to present – Vice-President, Corporate Legal & Corporate Secretary of WiLAN; January 2007 to October 2007, Legal Counsel to the Canadian Payments Association; June 1997 to January 2007, Associate Lawyer with LaBarge Weinstein Professional Corporation.

Robert Scott: August 2011 to present - Vice-President, Patent Administration of the Company; July 2010 to July 2011 – Patent Attorney, Bird and Bird, Singapore; July 2009 to July 2010 – Principal, Patent Attorney, Muncy, Giessler, Olds & Lowe, Virginia; July 2007 to July 2009 – Patent Counsel, IPICS Corporation – a subsidiary of DENSO, Japan; August 2003 to July 2007 – Partner, Posz Law Group.

Matthew Pasulka: July 2011 to present – Vice-President, Litigation & President, Wi-LAN USA, Inc.; September 2007 to July 2011 – Senior Counsel, AGA Medical / St. Jude Medical; May 2004 to September 2007 – Assistant General Counsel, Martin Marietta.

Paul Lerner: September 2011 to present – Senior Legal Counsel & President, Gladios IP Inc.; February 2010 to September 2011 – General Counsel of General Patent Corporation; December 1999 to February 2010 – Senior Vice-President, General Counsel and Director of General Patent Corporation.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as set forth below, no director or executive officer of WiLAN and, to the knowledge of the Company, no shareholder holding a sufficient number of securities of WiLAN to materially affect its control is or was, in the 10 years preceding the date of this Annual Information Form, a director or executive officer of any company that was, while that person was acting in that capacity, (a) the subject of a cease trade or similar order or an order that denied any such company access to any exemption under securities legislation for a period of more than 30 consecutive days, (b) subject to an event that resulted, after such person ceased to be a director or executive officer, in such company being the subject of any such order or (c) within a year of such person ceasing to act in that capacity, became bankrupt, made a proposal under any bankruptcy or insolvency related legislation or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the Company’s knowledge, Solutrea Corp. (formerly, Powerstar International Inc.) (“Solutrea”) is subject to cease trade orders made by the Alberta Securities Commission and the Ontario Securities Commission due to delays in filing certain financial statements. Mr. James Skippen was a member of the board of Solutrea from June 28 to December 31, 2007. WiLAN also understands that MedcomSoft Inc. (“MedcomSoft”) filed a Notice of Intention to make a proposal to creditors under the Bankruptcy and Insolvency Act (Canada) on November 2, 2008. Mr. John Gillberry was a member of the board of MedcomSoft from January 2, 2008 to November 1, 2008.

No director or executive officer of the Company and, to the knowledge of the Company, no shareholder holding a sufficient number of securities of WiLAN to materially affect its control, within the 10 years preceding the date of this Annual Information Form, has become bankrupt, made a proposal under any bankruptcy or insolvency related legislation or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

8.	Audit Committee Information

Audit Committee Charter

The text of the Audit Committee’s Charter is attached at Appendix “A” to this Annual Information Form.

Composition

The current members of the Audit Committee are Richard Shorkey (Chairman), John Gillberry and William Jenkins, each of whom is an “independent” director and each of whom is “financially literate” as such terms are defined in Multilateral Instrument 52-110 – Audit Committees of the Canadian Securities Administrators.

Education and Experience

Richard Shorkey: Mr. Shorkey is a Chartered Accountant with more than 30 years of industry experience holding senior financial and general management roles in a number of public and private companies. He is a member of the Institute of Chartered Accountants of Ontario and the Canadian Institute of Chartered Accountants. Mr. Shorkey has been a member of the Board from March 22, 2007 and a member of the Audit Committee since May 10, 2007.

John Gillberry: Mr. Gillberry holds an MBA from the Ivey School of Business at the University of Western Ontario; until the acquisition of Coreworx Inc., an enterprise software development company, by Acorn Energy Inc. in July 2009, he was the Chief Financial Officer and Chief Operating Officer of Coreworx Inc. In December 2009 he was appointed Chief Executive Officer of Utilitran Corporation, a technology company engaged in data analytics and procurement software in the retail sector. Mr. Gillberry has been a member of audit committees for private and public companies and has been a financial consultant on corporate finance matters for several venture-backed businesses. Mr. Gillberry has been a member of the Board since May 2005 and has been a member of the WiLAN audit committee since fiscal 2005.

William Jenkins: Mr. Jenkins holds a B.A. in Economics and an LL.B from the University of Western Ontario and is a Partner with the law firm of Fraser Milner Casgrain LLP. Mr. Jenkins has advised corporations, investment dealers and banks on public securities offerings, equity and debt financings, mergers and acquisitions as well as other corporate finance transactions which have provided him the opportunity to review, analyze and evaluate financial reporting. Mr. Jenkins was also a member of the audit committee of the Partnership Board of Fraser Milner Casgrain LLP until November of 2009 when he was appointed the Presiding Member of that firm’s Partnership Board. Mr. Jenkins has been a member of the Board since May 2005 and a member of the Audit Committee since May 10, 2007.

Pre-approval of Non-audit Services

The following describes WiLAN’s policy relating to the engagement of the external auditors for the provision of non-audit services.

When requiring the use of accounting and taxation and other consulting services, the Company will not utilize the services of the current external auditor where the delivery of the service may create a potential or perceived conflict of interest. Consulting services which require subsequent external auditing cannot be performed by WiLAN’s auditors. For greater clarity, the following consulting services do not present a conflict of interest: advice relating to the accounting treatment of new accounting pronouncements or services ancillary to the audit; preparation of corporate tax returns; and advice on tax related matters.

Non-audit services to be provided by the external auditors must be pre-approved by the Audit Committee.

External Auditor Service Fees

	Fiscal 2011	Fiscal 2010
Audit Fees (1)	$430	$118
Audit-related Fees (2)	43	32
Tax Fees (3)	3	30
All Other Fees (4)	27	20

Total Fees Billed	$503	$200

(1)	“Audit Fees” consist of the aggregate fees of PricewaterhouseCoopers LLP (“PwC”), WiLAN’s auditors, for professional services rendered by them for the audit of the Company’s annual financial statements and review of the MD&A and related services that are normally provided by them in connection with statutory and regulatory filings or engagements. Fiscal 2011 fees billed by PwC for services provided by them relate to their review of WiLAN’s prospectuses and other filings in connection with the January 2011 bought deal financing ($18), the NASDAQ listing in June 2011 ($167) and the MOSAID take-over bid launched in August 2011 ($158). Fiscal 2010 fees billed by PwC for services provided by them relate to their review of WiLAN’s prospectus and other filings in connection with its December 2010 bought deal financing ($54).
(2)	“Audit-related Fees” consist of the aggregate fees billed by PwC for assurance and related services rendered by them that are reasonably related to the performance of the audit or review of WiLAN’s financial statements and are not reported as Audit Fees. Professional services provided include review and “selected procedures” of quarterly financial statements and accounting advice on certain matters.
(3)	“Tax Fees” consist of the aggregate fees billed by PwC for professional services rendered by them for tax compliance, tax advice and tax planning. Tax services included advisory services and preparation of the Company’s annual income tax returns. Fiscal 2011 fees billed by PwC for services provided by them relate to the preparation of WiLAN’s annual income tax returns. Fiscal 2010 fees billed by PwC for services provided by them related to the preparation of WiLAN’s annual income tax returns.
(4)	“All Other Fees” consist of fees billed by PwC for products and services other than Audit Fees, Audit Related Fees and Tax Fees. Fiscal 2011 fees billed by PwC for services provided by them relate to Canadian securities regulatory activities ($21). Fiscal 2010 fees billed by PwC for services provided by them related to responding to legal inquiries.

9.	Legal Proceedings

WiLAN, in the course of its normal operations, is subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company has no reason to believe that the ultimate outcome of these matters would have a significant impact on its consolidated financial position. The significant legal proceedings in which WiLAN is involved are summarized below.

In September 2002, the Company, its former Chairman, Dr. Hatim Zaghloul, and Wi-Com Technologies Inc. (a private Alberta company), among others, were served with two statements of claim in the Court of Queen’s Bench of the Province of Alberta alleging the defendants are liable for failing to deliver certain share certificates in a timely manner to the claimants. The claimants are former shareholders of Wi-Com Technologies Inc. WiLAN maintains that it has defences to these claims and does not believe that it will ultimately be found liable. The Company is defending these actions, has filed a statement of defence and has also filed a counterclaim against the claimants. To date it has not been determined if legal liability exists, and accordingly, no provision has been made in WiLAN’s financial statements.

WiLAN sued D-Link and D-Link Canada Inc. (“D-Link Canada”) in the Federal Court of Canada concerning the alleged infringement by D-Link and D-Link Canada of Canadian patent No. 2,064,975. This litigation was settled in 2011.

In October 2007, the Company filed claims against 22 major companies including Acer, Apple Inc., Best Buy Co. Inc., Broadcom, Circuit City Stores, Inc., Dell Inc., Gateway Inc., Hewlett-Packard Company, Intel, Sony Corporation, Texas Instruments Incorporated and Toshiba Corporation in the Laptop and Router Cases in the EDTX Court. WiLAN claimed that these companies infringed the 222 patent, the 802 patent, the 323 patent and the 759 patent by making and/or selling various products including wireless routers, modems and personal computers. These cases were settled by WiLAN against all defendants in 2011.

On June 20, 2008, WiLAN announced that it had filed claims against Research In Motion Corporation, Research In Motion, Ltd., Motorola, Inc., and UTStarcom, Inc. in the EDTX Court. The Company

claimed that these companies infringed the 222 patent and the 802 patent by making and/or selling various products including mobile handheld devices and other equipment that use technology derived from these patents which relate to Wi-Fi and CDMA. WiLAN added LG, LG Electronics Mobilecomm U.S.A., Inc. and Personal Communications Devices LLC as defendants in the Handset Case since it was initiated. This case was settled by WiLAN against all defendants in 2011.

Intel filed a complaint in the NDCAL Court in September 2008, seeking a declaratory judgment that 18 of WiLAN’s U.S. patents are invalid. In January 2011, the Company settled all litigation against Intel including this action.

On December 28, 2009, Calix, Inc. filed a complaint in the NDCAL Court for declaratory relief against WiLAN regarding the 323 patent and the Company’s U.S. patent number 6,763,019. This case was settled in 2011.

On January 10, 2010, the Company commenced an action against LGE in the V-Chip Case in the SDNY Court. WiLAN has claimed that LGE has breached its contract with the Company and infringed the 402 patent with respect to televisions sold by LGE in the United States. On August 2, 2011, WiLAN announced that U.S. Magistrate Judge Peck had made certain non-binding recommendations to U.S. District Court Judge Kaplan in the V-Chip Case with respect to certain summary judgment motions made by LGE and the Company, including recommending that a determination of non-infringement by LGE be made with respect to the 402 patent, to which recommendations WiLAN objected in August 2011. On March 7, 2012, Judge Kaplan adopted most of the Magistrate Judge’s recommendations and ruled that LGE did not infringe the 402 patent on a claim construction issue and granted LGE’s motion for summary judgment against the Company. WiLAN is further studying Judge Kaplan’s ruling and expects to file an appeal in the United States Court of Appeals for the Federal Circuit in due course.

On April 8, 2010, WiLAN announced that it had filed claims against 19 major companies including Acer, Apple Inc., Atheros, Broadcom, Dell Inc., Gateway Inc., Hewlett-Packard Company, Intel, Marvell, Sony Corporation, Texas Instruments and Toshiba Corporation in the Bluetooth Case in the EDTX Court. The Company has settled the Bluetooth Case as against all defendants.

On July 1, 2010, AliphCom filed an amended complaint in the NDCAL Court for declaratory relief against WiLAN regarding the 369 patent and the 759 patent. This case was transferred to the EDTX Court in November 2010. This case was effectively terminated and AliphCom made subject to the Bluetooth Case which was settled in 2011.

On October 5, 2010, WiLAN filed claims against 11 major companies including Alcatel-Lucent USA Inc., Ericsson Inc., Sony Ericsson Mobile Communications (USA) Inc., HTC and LGE in the EDTX Court. The Company has claimed that these companies have infringed and continue to infringe its U.S. patent numbers 6,088,326, 6,195,327, 6,222,819 and 6,381,211 by making and/or selling various products including wireless communications products that use technology derived from these patents which relate to the 3GPP standard. On December 23, 2010, WiLAN announced that it had settled all wireless patent litigation against LGE including this action. This case continues through the discovery phase.

On February 2, 2011, the Company filed claims against HTC in the EDTX Court. WiLAN claimed that HTC has infringed and continues to infringe the 222 patent and the 802 patent by making and/or selling various products including mobile handheld devices and other equipment that use technology derived from these patents which relate to Wi-Fi and CDMA. This case continues through the discovery phase.

In September, 2011, the Company, its subsidiary Gladios IP Inc. (“Gladios”) and one of its officers, Paul Lerner, were sued by General Patent Corporation (“GPC”) before the SDNY Court alleging, among other things, breach of contract, fraud and misappropriation of trade secrets. by WiLAN with respect to its proposed acquisition of GPC. The Company, Gladios and Mr. Lerner deny any liability to GPC in this matter. At an motion brought by GPC for a preliminary injunction to enjoin Mr. Lerner from working for

WiLAN or Gladios, which motion was joined with a trial on whether or not GPC had any trade secrets to be a subject of this matter, U.S. District Court Judge Keenan of the SDNY Court denied the motion and determined that GPC had no such trade secrets. GPC has appealed this decision to the United States Court of Appeal for the Second Circuit, against which appeal the Company, Gladios and Mr. Lerner are defending. While the appeal is continuing, the matter in chief is proceeding towards its discovery phase and the filing of summary judgment motions.

On September 1, 2011, WiLAN filed claims against Apple Inc., Alcatel-Lucent USA Inc., Dell Inc., Hewlett-Packard Company, HTC America, Inc., Kyocera International, Inc., Kyocera Communications, Inc., Novatel Wireless, Inc. and Sierra Wireless America, Inc. in the EDTX Court. The Company has claimed that these companies have infringed and continue to infringe the 222 patent and the 802 patent by making and/or selling various wireless communications products including modems, personal computers and mobile phones that use technology derived from these patents which relate to CDMA, HSPA, Wi-Fi and LTE technologies.

On January 23, 2012, WiLAN filed claims against Research In Motion Limited and Research In Motion Corporation before the SDFL Court. The Company has claimed that these companies have infringed and continue to infringe the 369 patent and WiLAN’s U.S. patent number 6,232,969 by making and/or selling various wireless communications products.

On December 24, 2009, a law firm filed a request for ex parte re-examination at the USPTO in respect of the 402 patent. The Company does not know the identity of the real party in interest who made this re-examination request. On March 2, 2010, the USPTO granted this request and issued an office action on August 4, 2010 relating to this request. On October 29, 2010, WiLAN filed an amendment/response to this re-examination request which included 49 new patent claims under the 402 patent. The Company expects this re-examination process could continue for approximately 18 to 24 months. The 402 patent remains valid and enforceable unless and until a final contrary determination has been made by the USPTO and all appeal rights have been exhausted.

On January 21, 2010, Broadcom and Intel filed a request for inter parties re-examination at the USPTO in respect of WiLAN’s 759 patent. In January 2011, the Company announced that it settled all litigation against Broadcom and Intel, in accordance with which, Broadcom and Intel had each withdrawn from their respective involvement in this re-examination. On November 10, 2011, WiLAN announced that the USPTO had confirmed the validity of all key claims in the 759 patent and also allowed more than 100 new claims in that patent.

10.	Interests in Material Transactions

No material transactions with the directors, senior officers, promoters or principal holders of WiLAN’s securities or any of their respective affiliates or associates have occurred in the last three completed fiscal years or the current fiscal year. All of the Company’s current executive officers were hired during the period from May 2006 through March 2012, and entered into employment agreements with WiLAN in the normal course of business.

11.	Transfer Agent and Registrar

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its offices in Toronto, Ontario.

12.	Material Contracts

WiLAN did not enter into any material contracts during its 2011 fiscal year other than in the ordinary course of its business and is not currently party to any material contracts entered into in prior fiscal years that are still in effect other than in the ordinary course of its business.

13.	Interests of Experts

The Company’s auditors are PricewaterhouseCoopers LLP (“PwC”), Chartered Accountants, 99 Bank Street, Suite 800, Ottawa, Ontario, K1P 1E4. PwC were appointed on October 25, 2006 following WiLAN’s move to Ottawa from Calgary. PwC has confirmed that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Ontario.

14.	Additional Information

Additional information with respect to WiLAN, including remuneration and indebtedness of directors and officers, principal holders of the Company’s securities and options to purchase securities is contained in the information circular in respect of the annual and special meeting of shareholders to be held on April 19, 2012 that will be delivered to shareholders in advance of that meeting. Additional financial information is provided in WiLAN’s fiscal 2011 audited financial statements and MD&A for its 2011 fiscal year. Additional information relating to the Company may be found on the SEDAR website at www.sedar.com.

Appendix “A” – Wi-LAN Inc. - Audit Committee Mandate

Purpose

The Board of Directors (the “Board”) of Wi-LAN Inc. (“Wi-LAN”) has established the Audit Committee (the “Committee”) as a standing committee of the Board for the purposes of managing the relationship between Wi-LAN and its external auditors, overseeing the audit and financial reporting process, ensuring the adequacy and effectiveness of Wi-LAN’s internal controls and procedures for financial reporting and ensuring the adequacy and effectiveness of Wi-LAN’s risk management program. The Committee is hereby constituted with all the powers and duties conferred on it by the laws governing Wi-LAN and such powers and duties as may be conferred on it from time to time by resolution of the Board.

Member Qualifications, Appointment and Removal

The members of the Committee (the “Members”), and from among those Members, the Chairman of the Committee, are appointed annually by the Board. The Board will appoint not less than three directors as Members.

The Committee and each Member must meet the independence and audit committee composition requirements promulgated by all governmental and regulatory bodies exercising control over Wi-LAN as may be in effect from time to time, including those of any stock exchange upon which Wi-LAN’s shares are listed. In general, no director who is an officer or employee of Wi-LAN (or any related entity of Wi-LAN) may be a Member and each Member must be free of any relationship with Wi-LAN that could or could be reasonably expected to, in the opinion of the Board, interfere with the exercise of that director’s independent judgment as a Member.

All Members of the Committee should be “financially literate” (as that term is defined from time to time in Multilateral Instrument 52-110 (Audit Committees) or any replacement or supplementary instrument or rule or, if it is not defined, as that term is interpreted by the Board), which generally means that they must be able to read and understand fundamental financial statements including Wi-LAN’s balance sheet, income statement and cash flow statement. At least one Member must have a professional accounting certification (or equivalent) or comparable experience and background that results in that Member’s financial sophistication.

Any Member may be removed or replaced at any time by the Board as needed. A Member shall cease to be a Member upon ceasing to be a Wi-LAN director. The Board will fill vacancies on the Committee by the appointment of other qualified directors.

Duties and Responsibilities

In general, the Committee performs a number of roles including (i) assisting directors to meet their financial oversight responsibilities, (ii) providing better communication between directors and Wi-LAN’s external auditors, (iii) enhancing the independence of the external auditor, (iv) increasing the credibility and objectivity of financial reports and (v) strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor. The Committee will have the specific duties and responsibilities set out below, as well as other such duties that are, in the opinion of the Board, in line with the purpose of the Committee as stated above.

Relationship with Auditors

The Committee is responsible for managing, on behalf of Wi-LAN’s shareholders, the relationship between Wi-LAN and its external auditors. In furtherance of this responsibility, as delegated by the Board, the Committee shall:

(a)	be directly responsible for recommending the selection and determining the compensation of the external auditor;

(b)	oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for Wi-LAN, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(c)	establish procedures to monitor the independence of the external auditor and take necessary actions to eliminate all factors that might impair or be perceived to impair the independence of the external auditor;

(d)	annually require the external auditors to identify the relationships that may affect its independence;

(e)	establish procedures for review and approval of all audit and permitted non-audit services provided by external auditors;

(f)	pre-approve all non-audit services to be provided to Wi-LAN or its subsidiaries by the external auditor, which pre-approval may be delegated to any Member; and

(g)	provide the external auditor with the opportunity to meet with the Committee or the Board without management present at each regularly scheduled meeting of the Committee or the Board.

Audit and Financial Reporting

The Committee is responsible for overseeing the audit and financial reporting process. In furtherance of this responsibility, as delegated by the Board, the Committee shall:

(a)	review, establish and monitor each annual audit of the external auditor with a written audit plan, including scope, fees and schedule;

(b)	review with both management and the external auditor the appropriateness and acceptability of Wi-LAN’s critical accounting policies and any proposed changes thereto;

(c)	review with management and the external auditor the presentation and impact of significant risks and uncertainties associated with Wi-LAN’s business, all alternative treatments of financial information with GAAP that have been discussed with management, the material assumptions made by management relating to them and their effect on Wi-LAN’s financial statements;

(d)	question management and the external auditor regarding financial reporting issues discussed during the fiscal period;

(e)	review any problems experienced by the external auditors in performing audits;

(f)	review and discuss the audited annual financial statements in conjunction with the external auditor and review with management all significant variances between comparative reporting periods;

(g)	review and discuss the external auditor’s report with the external auditor and management;

(h)	review all material written communications between the external auditor and management, including post audit or management letters containing recommendations of the external auditors, management’s response and follow up with respect to the identified weaknesses;

(i)	review with management and with the external auditors, as appropriate, Wi-LAN’s financial statements, MD&A and annual and interim earnings press releases prior to their public dissemination;

(j)	satisfy itself that adequate procedures are in place for the review of Wi-LAN’s public disclosure of financial information extracted or derived from Wi-LAN’s financial statements, other than the public dissemination referred to in (i) above, and periodically assess the adequacy of those procedures;

(k)	review with management Wi-LAN’s relationship with the regulators and the quality of its filings with the regulators; and

(l)	review with the General Counsel any current or anticipated litigation or legal activity that could have a material effect on Wi-LAN’s financial position.

Internal Controls and Procedures

The Committee is responsible for overseeing the design, implementation and on-going effectiveness of a system of internal controls. In furtherance of this responsibility, as delegated by the Board, the Committee shall:

(a)	monitor and review policies and procedures for internal accounting, financial control and management information (“Internal Controls”);

(b)	establish procedures for: (i) the receipt, retention and treatment of complaints received by Wi-LAN regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by Wi-LAN employees of concerns regarding questionable accounting or auditing matters;

(c)	monitor compliance with Wi-LAN’s Whistleblower Protection Policy on Financial Matters and coordinate and review all investigations undertaken thereunder;

(d)	consult with the external auditor regarding the adequacy of the Internal Controls and review with the external auditor its report on the Internal Controls;

(e)	address, on a regular basis, any perceived shortcomings in the Internal Controls;

(f)	review the involvement of officers and directors in any matter related to business ethics or potential conflict of interest and advise the Board on the appropriate course of action;

(g)	review and approve Wi-LAN’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor;

(h)	prior to Wi-LAN entering into any Related Transaction other than any Related Transaction which has been reviewed and approved by the Compensation Committee of the Board, review the Related Transaction and recommend its approval or rejection by the Board. For the purposes of this Mandate, a “Related Transaction” means a business transaction or contract between Wi-LAN and a party in which a Wi-LAN director or officer has a direct or indirect interest. This direct or indirect interest could exist by virtue of the following: (i) the party is the director or officer; (ii) the director or officer, or their relative or spouse, is on the board of directors or is an officer of the party entering into such a business transaction with Wi-LAN; or (iii) the director or officer, or their relative or spouse, has a financial interest in the party entering into such a business transaction with Wi-LAN;

(i)	annually, review any ongoing Related Transactions and report to the Board; and

(j)	obtain from management adequate assurances that all statutory payments and withholdings have been made.

Risk Management

The Committee is responsible for overseeing the process by which Wi-LAN assesses and manages risk. In furtherance of this responsibility, as delegated by the Board, the Committee shall:

(a)	identify risks inherent in Wi-LAN’s business (“Risks”);

(b)	maintain policies and procedures that address the Risks on a reasonable, cost-effective basis;

(c)	in conjunction with management, review, on an annual basis, all aspects of Wi-LAN’s risk management program, including all significant policies and procedures relating to insurance coverage, foreign exchange exposures and investments (including Wi-LAN’s use of financial risk management instruments);

(d)	monitor compliance with environmental codes of conduct and legislation; and

(e)	monitor compliance with safety codes of conduct and legislation.

Other

In furtherance of its duties, the Committee shall:

(a)	meet regularly with management to discuss any areas of concern to the Committee or management;

(b)	consider whether the quality of employees involved in the audit and financial reporting process and the processes described herein meets an acceptable standard; and

(c)	annually review this Mandate and any other documents used by the Committee in fulfilling its responsibilities.

Meetings, Structure and Reporting

The Committee meets as required, but at least quarterly, typically on the day of the full Board to allow ample time for discussion. A majority of the Committee shall constitute a quorum. At all meetings of the Committee, every question shall be decided by a majority of the votes cast on the question. Attendance by the CFO at all Committee meetings is expected and attendance by the Director, Finance (when in place) and the President & CEO is desirable. The Corporate Secretary, or his or her designee, shall attend all Committee meetings for the purposes of recording minutes. The audit partner from the external auditor will be invited to meet with the Committee at least twice a year and may request a meeting with the Committee at any time.

The Committee shall report to the Board on all proceedings, deliberations, decisions and recommendations of the Committee at the first subsequent meeting of the Board and at such other times and in such manner as the Board may require or as the Committee may, in its discretion, consider advisable.

Chairman

The Chairman’s primary role is to ensure that the Committee functions properly, meets its obligations and responsibilities, fulfills its purpose and that its organization and mechanisms are in place and are working effectively. More specifically, the Chairman shall:

(a)	chair meetings of the Committee;

(b)	in consultation with the Chairman of the Board, the Members, the CFO and Corporate Secretary, set the agendas for the meetings of the Committee;

(c)	in collaboration with the Chairman of the Board, the President & CEO, the CFO and the Corporate Secretary, ensure that agenda items for all Committee meetings are ready for presentation and that adequate information is distributed to Members in advance of such meetings in order that Members may properly inform themselves on matters to be acted upon;

(d)	assign work to Members;

(e)	approve the expense reports of the Chairman of the Board;

(f)	act as liaison and maintain communication with the Chairman of the Board and the Board to optimize and co-ordinate input from directors, and to optimize the effectiveness of the Committee; and

(g)	provide leadership to the Committee with respect to its functions as described in this Mandate and as otherwise may be appropriate.

Authority

The Committee shall have unrestricted direct access to Wi-LAN’s external auditors, Wi-LAN personnel and documents and shall be provided with the resources necessary to carry out its duties. The Committee may, in its sole discretion and at Wi-LAN’s expense, retain and agree to compensate independent counsel or advisors to assist with the performance of its duties. The Committee may adopt policies and procedures for carrying out its responsibilities.